UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

May 26, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

AMENDMENT AND/OR ADDITIONAL DISCLOSURE OF INFORMATION TO THE PUBLIC REGARDING THE SPIN-OFF OF INDIHOME BUSINESS SEGMENT OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk (“AMENDMENT AND/OR ADDITIONAL DISCLOSURE OF INFORMATION”)

THIS INFORMATION IS IMPORTANT TO NOTE

If you have any difficulty in understanding this information or are in doubt in making any decision, we recommend that you consult with any securities broker, investment manager, legal consultant, accountant or other professional adviser.

The Board of Commissioners and the Board of Directors of the Company, individually or jointly, are responsible for the completeness and correctness of all material information or facts contained in this Amendment and/or Additional Disclosure of Information and confirm that the information presented is true and there are no undisclosed material facts which may cause this information to be misleading.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

Domiciled in Bandung

Business Activities

Operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company

Head Office Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133 Telephone: (022) 4526417	Operational Office Telkom Landmark Tower, Lantai 39, Jenderal Gatot Subroto Kav 52, Jakarta Selatan, Indonesia Telephone: (021) 5215109
Email: investor@telkom.co.id Official Website: www.telkom.co.id

The Amendment and/or Additional Disclosure of Information was made in connection with the spin-off plan of IndiHome Business Segment through which the Company will transfer its assets and liabilities related to the Company’s IndiHome Business Segment, to Telkomsel, the Company’s controlled subsidiaries, which is 65% (sixty-five percent) owned directly by the Company, as well as a few transactions that will be carried out by the Company and Telkomsel to support the operational activities of IndiHome Business Segment after the Spin-Off.

The announcement of the Amendment and/or Additional Disclosure of Information is made in order to comply with the provisions in Article 127 paragraph (2) of Law Number 40 of 2007 on Limited Liability Companies as amended by Law Number 6 of 2023 on Regulation of the Government in lieu of Law Number 2 of 2022 on Job Creation into Law and Regulation of the Otoritas Jasa Keuangan Number 17/POJK.04/2020 on Material Transactions and Changes in Business Activities, as well as to fulfil the Disclosure of Information principle regarding the Proposed Transaction.

Telkomsel is a Controlled Company of the Company, where the Company is a shareholder of 65% (sixty-five percent) shares in Telkomsel, and the value of the Proposed Transaction is more than 50% (fifty percent) equity of the Company based on Financial Statement. The Proposed Transaction is a Material Transaction that contains Affiliated Transaction of the Company which requires approval from Independent Shareholders in the GMS based on Article 6 paragraph (1) letter (d) and Article 14 of Regulation of the Otoritas Jasa Keuangan Number 17/POJK.04/2020 on Material Transactions and Changes in Business Activities and Article 4 paragraph (1) letter (d) Regulation of the Otoritas Jasa Keuangan Number 42/POJK.04/2020 on Affiliated Transactions and Conflict of Interest Transactions.

This Amendment and/or Additional Disclosure of Information is important and shall be considered by the shareholders of the Company so that the shareholders can make decisions at the GMS scheduled for May 30, 2023 in relation to the Proposed Transaction.

This Amendment and/or Additional Disclosure of Information is published on May 26, 2023 and is an integral part of the announcement of Spin-Off Plan and Disclosure of Information to Public Related to the Spin-Off of IndiHome Business Segment of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk published in Harian Terbit Newspaper on April 6, 2023 and the Amendment and/or Additional Disclosure of Information on May 23, 2023 published in Indonesia Stock Exchange’s website and the Company’s website

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

DEFINITIONS AND ABBREVIATIONS

"Affiliates"

Affiliates include:

a.
familial relationship by marriage until second degree, both horizontally and vertically, i.e., the relationship of a person with a:
1.
husband or wife;
2.
mother-in-law or father-in-law, and a son-in-law or daughter-in-law;
3.
grandfather-in-law or grandmother-in-law, and a grandson-in-law or granddaughter-in-law;
4.
brother-in-law or sister-in-law; or
5.
husband or wife of a brother-in-law or sister-in-law.
b.
familial relationship by descent until second degree, both vertically and horizontally, i.e., the relationship of a person with a:
1.
parent and child;
2.
grandparent or grandchild; or
3.
sibling.
c.
the relationship between the party with employees, directors, or commissioners and such party;
d.
relationship between 2 (two) or more companies where there are one or more members of the board of directors, management, board of commissioners, or supervisors who are the same;
e.
relationship between 2 (two) companies that are controlled, either directly or indirectly, in any way, controlling or controlled by such company or party in determining the management and/or policy of such company or party;
f.
relationship between 2 (two) or more companies that are controlled, either directly or indirectly, in any way, in determining the management and/or policies of the company by the same party; or
g.
relationship between a company and a major shareholder, which is a party that directly or indirectly owns at least 20% (twenty percent) of the voting shares of the company.

“BAE”	means Security Administration Bureau.

“IDX”	means Indonesia Stock Exchange (PT Bursa Efek Indonesia).

"Securities"

means securities or investment contracts both in conventional and digital form or other forms in accordance with the development of technology that gives the owner the right to directly or indirectly obtain economic benefits from the issuer or from certain parties based on an agreement and any derivative of Securities, which can be transferred and/or traded on the capital market.

“KSEI”	means Indonesia Central Securities Depository (PT Kustodian Sentral Efek Indonesia).

“Financial Statements”	means the annual financial statements of the Company as of December 31, 2022 audited by Public Accounting Firm (KAP) Purwantono Sungkoro & Surja.

"MoLHR"	means Minister of Law and Human Rights of the Republic of Indonesia.

"OJK"	means Otoritas Jasa Keuangan.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

“Independent Shareholders”

means a shareholder who has no personal economic interest in connection with a particular transaction and:

a.
is not a member of the board of directors, member of the board of commissioners, major shareholder, and controller; or
b.
is not an Affiliate of members of the board of directors, members of the board of commissioners, major shareholders, and controllers.

“Spin-Off”

means the legal action of the Company to transfer the IndiHome Business Segment which results in certain assets and liabilities of the Company in relation to the IndiHome Business Segment, as agreed between the Company and Telkomsel, being transferred by operation of law to Telkomsel, which constitutes a partial spin-off as referred to in Article 135 paragraph (3) of the Company Law, which will be conducted by the Company and Telkomsel based on Conditional Spin-Off Agreement

“Fixed Broadband Core Transition Service Agreement”

means Fixed Broadband Core Transition Service Agreement dated April 6, 2023, made by and between the Company and Telkomsel, related to, among other things, the provision of fixed broadband core services.

“IT System Transition Service Agreement”	means IT System Transition Service Agreement dated April 6, 2023, made by and between the Company and Telkomsel, related to, among other things, the provision of IT system services.

“Conditional Spin-Off Agreement”

means Conditional Spin-Off Agreement dated April 6, 2023, made by and between the Company and Telkomsel, that stipulates the terms and conditions related to the Spin-Off of IndiHome Business Segment from the Company to Telkomsel.

"Company" or “Telkom”

means Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung, a limited liability company established according to and based on the laws and regulations of the Republic of Indonesia.

"Public Company"	means an issuer that has made a public offering of equity securities or a public company.

"Controlled Company"	means a company that is controlled either directly or indirectly by a Public Company.

“PMK 56”

means Minister of Finance Regulation No. 52/PMK.010/2017 concerning on the Use of Book Value in the Transfer and Acquisition of Assets in the context of Business Mergers, Consolidations, Expansions or Acquisition, as last amended by Minister of Finance Regulation No. 56/PMK.010/2021.

“POJK 15/2020”	means OJK Regulation No. 15/POJK.04/2020 concerning on Plan and Implementation of the General Meeting of Shareholders of Public Company, and its amendments from time to time.

"POJK 17/2020"	means OJK Regulation No. 17/POJK.04/2020 on Material Transactions and Changes in Business Activities, and its amendments from time to time.

"POJK 42/2020"	means OJK Regulation No. 42/POJK.04/2020 on Affiliated Transactions and Conflict of Interest Transactions, and its amendments from time to time.

“Proposed Transaction”	means Spin-Off and Related Transaction.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

“Summary of Spin-Off Plan and Disclosure of Information”	means the summary of the Spin-Off Plan and Information Disclosure in connection with the Proposed Transaction which has been announced by the Company through Harian Terbit Newspaper on April 6, 2023.

"GMS"	means General Meeting of Shareholders.

“Independent GMS”	means General Meeting of Independent Shareholders attended by Independent Shareholders as stipulated in the regulations in the capital market sector.

"IndiHome Business Segment"

means IndiHome business of the Company which serves customers in the categories of individuals and individuals registered as micro enterprises which includes the following services:

a.
internet;
b.
voice bundling (including voice only (1P) with Homewifi access);
c.
internet protocol television (IPTV);
d.
over-the-top (OTT); and
e.
digital services,

including customers from services point (a) to (e) above as well as the related assets and liabilities and related agreements with the agreed vendors (as applicable).

"Singtel"	means Singapore Telecom Mobile Pte Ltd., a limited liability company established according to and based on the laws of Singapore.

“Spin-Off Effective Date”

means the effective date of the Spin-Off, which shall be counted from the date of approval/receipt of notification by the Minister of Law and Human Rights of the Republic of Indonesia on the increase of Telkomsel's capital related to the Spin-Off.

"Telkomsel"

means PT Telekomunikasi Selular, a limited liability company established according to and based on the laws of Republic of Indonesia, domiciled in South Jakarta, which is the legal entity that will receive the Spin-Off.

"Affiliated Transaction"

means any activity and/or transaction conducted by a Public Company or a Controlled Company with Affiliates of the Public Company or Affiliates of members of the board of directors, members of the board of commissioners, major shareholders, or controllers, including any activity and/or transaction conducted by a Public Company or a Controlled Company for the benefit of Affiliates of the Public Company or Affiliates of members of the board of directors, members of the board of commissioners, major shareholders, or controllers.

"Material Transaction"	means any transaction carried out by a Public Company or a Controlled Company which fulfills the value limit as stipulated in POJK 17/2020.

“Related Transaction”

means transactions to be conducted between Company and Telkomsel to support the operational activities of IndiHome Business Segment after the Spin-Off, including the provision of infrastructure, devices, professional services, and supporting network capacity, as well as the provision of fixed broadband core and IT system services from the Company to Telkomsel, based on the Wholesale Agreement, Fixed Broadband Core Transition Service Agreement, and IT System Transition Service Agreement.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

"Company Law"	means Law No. 40 of 2007 on Limited Liability Companies, and its amendments from time to time.

“Wholesale Agreement”

means Wholesale Agreement dated April 6, 2023, made by and between the Company and Telkomsel, related to, among other things, to the provision of infrastructure, devices, professional services, and supporting network capacity.

This Amendment and/or Additional Disclosure of Information is made with reference to the Company Law and POJK 17/2020. This Amendment and/or Additional Disclosure of Information is prepared and submitted to the authorities, the public and employees of the Company in order to comply with the principle of information disclosure.

I. INTRODUCTION

The Company is a state-owned enterprise in the form of limited liability company with the status of a public company, established and conducting its business activities in Indonesia. The Company's name has officially changed to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia which previously had the name Perusahaan Umum Telekomunikasi Indonesia in 1991. The Company is engaged in the provision of mobile telecommunications networks and services, which has four main segments namely mobile, consumer, enterprise, and wholesale & international business. In 2015, the Company launched one of its main products in the consumer segment, under the brand IndiHome. IndiHome Business Segment provides among others, fixed voice, fixed broadband, IPTV and digital services to customers with high-speed internet connectivity.

To maintain the competitiveness and advantage of the Company in facing business competition in the Indonesian telecommunications sector and to improve the quality of services provided to customers, the Company plans to merge its fixed broadband and mobile broadband (cellular) services into a single business entity by separating the IndiHome Business Segment to the Company's subsidiary entity, namely Telkomsel.

In addition, the Spin-Off of the IndiHome Business Segment to Telkomsel is also expected to accelerate the process of providing broadband services to the public throughout all regions of Indonesia.

The Spin-Off that will be carried out by the Company is a partial spin-off as referred to in Article 135 paragraph (1) letter b and paragraph (3) of the Company Law, which after the spin-off is effective, it will result in a portion of the assets and liabilities of the company being transferred by operation of law to 1 (one) or more company or companies that receive the transfer, and the company who participate in the spin-off remains exist.

The Spin-Off is done based on the agreed valuation of IndiHome Business Segment of Rp58,249,920,571,200 (fifty eight trillion two hundred forty nine billion nine hundred twenty million five hundred seventy one thousand two hundred Indonesian Rupiah) and the agreed valuation of Telkomsel of Rp319,359,999,960,480 (three hundred nineteen trillion three hundred fifty nine billion nine hundred ninety nine million nine hundred sixty thousand four hundred eighty Indonesian Rupiah) and in relation to this matter, the Spin-Off of IndiHome Business Segment shall be settled through the issuance of new shares by Telkom to the Company with at a conversion value per share of Rp1,749,246,864 (one billion seven hundred and forty nine million two hundred and forty six thousand eight hundred and sixty four Indonesian Rupiah). In parallel with the Spin-Off, Singtel decides to participate in the capital injectionby injecting  a cash deposit to Telkomsel using the same Telkomsel valuation used at the time of the Spin-Off in the amount of Rp2,713,081,886,064 (two trillion seven hundred thirteen billion eighty one million eight hundred eighty six thousand sixty four Indonesian Rupiah). Therefore, the Company's ownership in Telkomsel after the Spin-Off Effective Date become 69.9% (sixty nine point nine percent) and Singtel's ownership in Telkomsel become 30.1% (thirty point one percent).

The ownership of Telkomsel shares, with the pro forma composition of Telkomsel share ownership before and after the Spin-Off, is as follows:

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

A. Before Spin-Off Plan

Shareholders	Total Shares	Nominal Value of Shares	%
Company	118,677	Rp118,677,000,000	65.00
Singtel	63,893	Rp63,893,000,000	35.00
Total	182,570	Rp182,570,000,000	100.00

B. After Spin-Off Plan

Shareholders	Total Shares	Nominal Value of Shares	%
Company	151,977	Rp151,977,000,000	69.90
Singtel	65,444	Rp65,444,000,000	30.10
Total	217,421	Rp217,421,000,000	100.00

As part of the Spin-Off to be carried out by the Company, the Company and Telkomsel will conduct Related Transactions in the form of the provision of infrastructure, devices, professional services, and supporting network capacity, as well as the provision of fixed broadband core and IT system services from the Company in order to support future operational activities of IndiHome Business Segment and provide transition services until Telkomsel can operate IndiHome Business Segment independently.

Considering that the Spin-Off is carried out with the Company's Controlled Company, namely Telkomsel, which is as of the date of this Spin-Off Plan and Disclosure of Information, the Company's share ownership in Telkomsel is 65% (sixty five percent) and the value of the Proposed Transaction, which consist of the valuation of IndiHome Business Segment that is agreed at Rp58,249,920,571,200 (fifty eight trillion two hundred forty nine billion nine hundred twenty million five hundred seventy one thousand two hundred Indonesian Rupiah) and the value of WSA of Rp18,747,341,007,230 (eighteen trillion seven hundred forty seven billion three hundred forty one million seven thousand two hundred thirty Indonesian Rupiah) the value of TSA-1 of Rp495,971,226,790 (four hundred ninety five billion nine hundred seventy one million two hundred twenty six thousand seven hundred ninety Indonesian Rupiah) and the value of TSA-2 of Rp489,264,960,646 (four hundred eighty nine billion two hundred sixty four million nine hundred sixty thousand six hundred forty six Indonesian Rupiah), which in overall is estimated to be greater than 50% of the Company's equity based on the Financial Statement December 31, 2022, therefore, in accordance with the definition and value limitation of Material Transaction on POJK 17/2020, this Proposed Transaction is a Material Transaction that contains Affiliated Transaction for the Company thus requiring approval from Independent Shareholders in the GMS based on Article 6 paragraph (1) letter (d) and Article 14 POJK 17/2020 and Article 4 paragraph (1) letter (d) POJK 42/2020.

II. DESCRIPTION OF THE TRANSACTION

A.	MATERIAL TRANSACTION OBJECT

The object of the Proposed Transaction includes the Spin-Off of IndiHome Business Segment from the Company to Telkomsel, which will be followed by Related Transactions in the form of the provision of infrastructure, devices, professional services, and supporting network capacity, as well as the provision of fixed broadband core and IT system services from the Company to Telkomsel.

The summary of each of the Conditional Spin-Off Agreement, Wholesale Agreement, Fixed Broadband Core Transition Service Agreement, and IT System Transition Service Agreement, is as follows:

1.	Conditional Spin-Off Agreement

Parties

a.	The Company; and
b.	Telkomsel

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

Transaction Structure

a.	The Company shall transfer IndiHome Business Segment to Telkomsel through a partial spin-off, and as a compensation, Telkomsel will issue new shares to the Company.
b.	The transfer by way of spin-off is intended to fulfill the transaction criteria that receive the tax facility according to PMK 56.

Consideration and Issuance of New Shares

a.	Non-cash payment (non-cash basis) by the Company.
b.	The value of IndiHome Business Segment that will be spun-off is amounting to Rp 58,249,920,571,200 (fifty eight trillion two hundred forty nine billion nine hundred twenty million five hundred seventy one thousand two hundred Indonesian Rupiah), whereas as a result of the Spin-Off, Telkomsel will issue 33,300 new shares to the Company with a conversion value per new shares amounting to Rp1,749,246,864 (one billion seven hundred and forty six million two hundred and forty six thousand eight hundred and sixty four Indonesian Rupiah).
c.	Singtel will subscribe for 1,551 new shares by way of capital injection to Telkomsel amounting to Rp2,713,081,886,064 (two trillion seven hundred thirteen billion eighty one million eight hundred eighty six thousand sixty four Indonesian Rupiah).
d.	After the implementation of the entire spin-off transactions, the Company’s ownership in Telkomsel will be 69.9% (sixty nine point nine percent). Meanwhile, Singtel’s ownership in Telkomsel will be 30.1% (thirty point one percent).

Conditions Precedent

Among other things:

a.	The Company has announced the summary of spin-off plan in one nationwide daily newspaper;
b.	The Company has obtained the approval from general meeting of shareholders of the Company;
c.	Telkomsel has obtained the approval from general meeting of shareholders of Telkomsel.

The Company has announced the summary of spin-off plan through Harian Terbit Newspaper on April 6, 2023.

Closing

a.	Effective Date: The date of which MoLHR issues an approval and/or notification receipt of Telkomsel’s capital increase.
b.	The Parties will carry out the following actions at the latest of one day prior to the Effective Date:
i.	The signing of Deed of Spin-Off;
ii.	The signing of deed of Telkomsel’s capital increase (including the issuance of new shares that will be subscribed for by Telkom)

Applicable Law

Law of Republic of Indonesia

Dispute Settlement

Indonesian National Board of Arbitration (BANI)

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

2.	Wholesale Agreement (WSA)

Parties

a.	The Company; and
b.	Telkomsel

Scope of Services

a.	Main services:
i.	Fiber to the Home (FTTH) connectivity and transport, which includes (i) FTTH Optical Line Termination (OLT) to drop cable connection connectivity, including Home Segment services, and (ii) Aggregation network connectivity and IP backbone (Transmission Throughput)
ii.	Internet services which includes Global Internet Throughput and domestic connectivity (local IX, Content Delivery Network (CDN) and direct peering)
iii.	Voice services
iv.	Connectivity for IPTV services
v.	Service Level Guarantee (fulfillment, assurance, and quality)
vi.	Monitoring visibility
b.	Additional services, among other things, 5G core implementation support and other services agreed upon through Future Investment mechanism.

Term

Five years, with an option to be extended for the next five years based on the negotiation between the parties related to cost scheme after the extension.

Invoice Term and Reconciliation

Monthly.

Cost Scheme

a.	For a period of 2 years from July 1, 2023 (“Effective Date”), Cost Scheme 1 (Price per SSL based on the customer's access speed level/FUP) shall apply.
b.	After 2 years from the Effective Date, the parties agree to review the implementation of a potential continuation of the cost scheme, taking into account Telkomsel's service throughput history and the following parameters: (i) price per SSL based on customer access speed level, (ii) transmission throughput, (iii) global internet throughput, and (iv) FUPs may be adjusted by Telkomsel.
c.	Prior to the extension for the next 5 years, the parties shall conduct a review of the cost scheme to be used

Applicable Law

Law of Republic of Indonesia

Dispute Settlement

Indonesian National Board of Arbitration (BANI)

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

3.	Fixed Broadband Core Transition Service Agreement (TSA 1)

Parties

a.	The Company; and
b.	Telkomsel

Scope and Services

Fixed Broadband Core (FBC), among other things:

a.	The provision of FBC Services operational devices
b.	Services and deliverables, which includes:
i.	Technical support (TATSR, support engineer, migration support engineer, service desk)
ii.	Supporting tools (data sharing, monitoring visibility)
iii.	Reporting and performance evaluation (monthly report, special report, quarterly report, and knowledge sharing)

Term

Two years, with an option to be extended until a period of three years if Telkomsel still requires FBC Services.

Invoice Term and Reconciliation

Monthly.

Cost Scheme

Lumpsum based on Existing Asset Value (referring to Asset Anuity Value of each FBC devices) and OPEX.

Applicable Law

Law of Republic of Indonesia

Dispute Settlement

Indonesian National Board of Arbitration (BANI)

4.	IT System Transition Service Agreement (TSA 2)

Parties

a.	The Company; and
b.	Telkomsel

Scope and Services

a.	IT Services, among other things:
i.	Service and platform maintenance (software dan hardware);
ii.	Technical managed operation;
iii.	Ticket handling and SRSM (service request support and management) related to IT system;
iv.	Application enhancement and capacity expansion;

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

v.	Audit and IT Compliance;
vi.	System and data migration;
vii.	Coordination, performance evaluation and reporting.
b.	Billing and collection system operation services, among other things:
i.	Billing operation support;
ii.	Revenue assurance and fraud management;
iii.	Billing A/R, collection operation support; and
iv.	Changes in the configuration of standard applications to support business parameter changes related to billing.

Term

Two years, with an option to be extended for a period of three years if Telkomsel still requires IT System Services.

Invoice Term and Reconciliation

Monthly.

Cost Scheme

Lumpsum based on Existing Asset Value (referring to Asset Anuity Value of each IT system assets) and OPEX.

Applicable Law

Law of Republic of Indonesia

Dispute Settlement

Indonesian National Board of Arbitration (BANI)

B.	MATERIAL TRANSACTION VALUE

The value of IndiHome Business Segment that will be spun-off by the Company to Telkomsel based on the Conditional Spin-Off Agreement is Rp58,249,920,571,200 (fifty eight trillion two hundred forty nine billion nine hundred twenty million five hundred seventy one thousand two hundred Indonesian Rupiah).

As part of the Spin-Off that will be carried out by the Company, the Company and Telkomsel will also carry out the Related Transaction with the following details:

a.	for transactions based on the Wholesale Agreement (WSA), the service fee to be received by the Company from Telkomsel shall be calculated based on the percentage of the revenue from IndiHome Business Segment multiplied by the projection of IndiHome Business Segment's revenue from the period of 2023 H2 until 2024 H1, which is estimated to be Rp 18,747,341,007,230 (eighteen trillion seven hundred forty seven billion three hundred forty one million seven thousand and two hundred thirty Indonesian Rupiah) that shall be paid by Telkomsel in cash;
b.	for transactions based on the Fixed Broadband Core Transition Service Agreement (TSA-1), the service fee to be received by the Company from Telkomsel shall be calculated based on 3 (three) components: (i) Operating Expenses (OPEX), (ii) Existing Asset Value, and (iii) Additional investment fee in the future from the period of 2023 H2 until 2024 H1, which amount is estimated to be Rp 495,971,226,790 (four hundred ninety five billion nine hundred seventy one million two hundred twenty six thousand seven hundred ninety Indonesian Rupiah) that shall be paid by Telkomsel in cash;

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

c.	for transactions based on the IT System Transition Service Agreement (TSA-2), the service fee to be received by the Company from Telkomsel shall be calculated based on 3 (three) components: (i) Operating Expenses (OPEX), (ii) Existing Asset Value, and (iii) Additional investment fee in the future from the period of 2023 H2 until 2025 H1, which amount is estimated to be Rp 489,264,960,646 (four hundred eighty nine billion two hundred sixty four million nine hundred sixty thousand six hundred forty six Indonesian Rupiah) that shall be paid by Telkomsel in cash.

The aggregate value of the Proposed Transaction is a combination of the Spin-Off of IndiHome Business Segment’s value and Related Transaction, namely WSA, TSA-1, and TSA-2 as mentioned above, in the amount of Rp77,982,497,765,866 (seventy seven trillion nine hundred and eighty two billion four hundred and ninety seven million seven hundred and sixty five thousand eight hundred and sixty six Indonesian Rupiah) which is 52.25% (fifty two point two five percent) of the Company's equity based on the Audited Financial Statements of the Company as per 31 December, 2022.

C.	PARTIES CONDUCTING THE TRANSACTION

1.	INFORMATION ABOUT THE COMPANY

GENERAL

The Company was established under the Deed of Establishment of PT Telekomunikasi Indonesia (Persero) Tbk Number 128 dated September 24, 1991, drawn up before Imas Fatimah, S.H., a Notary in Jakarta, which has obtained approval from the Ministry of Law and Human Rights based on its decree Number C2-6870.HT.01.01.Tahun 1991 dated November 19, 1991 and announced in the State Gazette of the Republic of Indonesia Number 5 dated January 17, 1992, Supplement to the State Gazette Number 210 ("Deed of Establishment of the Company").

The Company’s Articles of association has been amended several times and the latest amendment as stated in the Deed of Statement of GMS Resolution of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No. 37 dated June 22, 2022, drawn up before Ashoya Ratam, S.H., M.Kn., a Notary in South Jakarta, as has been approved and recorded in the database of the Legal Entity Administration System of the Ministry of Law and Human Rights based on MoLHR Decree Number AHU-004650.AH.01.02.Tahun 2022 dated June 29, 2022 on Approval of Company’s Amendment of the Articles of Association ("Deed 22/2022"). The Deed of Establishment of the Company as last amended by Deed 22/2022 is the articles of association of the Company ("Articles of Association of the Company"). The Company is domiciled and having a head office in Bandung, having the address at Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, 40133.

The Company has the purpose and objective as stated in Article 3 paragraph (1) Articles of Association of the Company, i.e., to engage businesses in the operations of telecommunication networks and services sector, informatics, and optimization of utilization of resources proprietary to the Company to produce high quality and strongly competitive goods and/or services to obtain/pursue profits in order to increase the value of the Company by applying the principles of Limited Liability Company.

In accordance with Article 3 paragraph 2 of the Company’s Articles of Association, in order to achieve the purposes and objectives mentioned above, the Company may carry out its main business activities generally as follows:

a.	Planning, constructing, providing, developing, operating, marketing/selling/leasing and maintaining telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations;
b.	Planning, developing, providing, marketing/selling and improving telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations;

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

c.	Making investment including capital participation in other companies who are in line with and in order to achieve the purposes and objectives of the Company.
d.	In relation to the provision of point a and b above, the main business activities of the Company includes but not limited to the following business activities:
1.	Telecommunication Central Construction. This group includes the activities of building, maintaining and repairing telecommunication central building construction and its equipment, such as telephone exchange buildings, telegraphs, transmitter tower buildings, micro wave radar receivers, small earth station buildings and satellite stations. Including local and long-distance communication pipelines, transmission networks, and telecommunication / telephone cable distribution networks above ground, underground and in water.
2.	Irrigation Network Construction, Communication and Other Waste. This group includes the business of building, maintaining, and / or rebuilding other construction buildings that are not yet included in the other group category. Including the arrangement of buildings and environment, residential area infrastructure, industry, hospital, and others.
3.	Electrical Installation. This group includes the activities of building, installing, maintaining, rebuilding electrical installations at generators, transmissions, substations, electricity distribution, power supply systems, and electrical installations in buildings, both residential and non-residential, such as installing low-voltage power lines. . Including the installation and maintenance of electrical installations in civil buildings, such as roads, railways and airports.
4.	Telecommunication Installation. This group includes the activities of installing telecommunications installations in buildings both for residential and non-residential purposes, such as antenna installation. This group also includes the activities of installing, maintaining and repairing telecommunication installations at telephone / telegraph exchanges, microwave radar transmitting stations, small earth stations / satellite stations and the like. Including the activities of installing transmission and telecommunication networks and telecommunication installations in buildings and civil buildings.
5.	Cooling and Air Ventilation Installation. This group includes activities for installing and maintaining ventilation, refrigeration and air conditioning for buildings, both for residential and non-residential purposes, including pipe work, ducting and sheet metal.
6.	Wholesale Trading on the Basis of Fees or Contracts. This group includes the businesses of agents who receive commissions, middlemen, auctioneers, and other wholesalers who trade goods domestically, abroad on behalf of other parties. Its activities include commission agents, brokers and all other wholesale trading that sell on behalf of and dependents of others; activities engaged in joint sales and purchases or conducting transactions on behalf of the company, including over the Internet; and agents engaged in trade such as agricultural raw materials, live animals; textile raw materials and semi-finished goods; fuel, ore, metal and chemical industries, including fertilizers; food, beverages and tobacco; textiles, clothing, furs, footwear and leather goods; wood and building materials; machinery, including office and computer machinery, industrial supplies, ships, aircraft; furniture, household goods and hardware; wholesale trading activities of auction houses; Commission agent of radioactive substances and ionizing radiation generator. Including commodity auction market organizers. Excludes wholesale trading activities of cars and motorcycles.
7.	Wholesale Trading of Computers and Computer Equipment. This group includes a wholesale computer trading business and computer equipment.
8.	Wholesale Trading of Software. This group includes wholesale software trading businesses.
9.	Wholesale Trading of Telecommunication Equipment. This group includes a wholesale trading business in telecommunications equipment, such as telephone and communications equipment. Includes radio and television broadcasting equipment.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

10.	Wholesale Trading of Office Machines and Processing Industries, Parts and Accessories. This group includes the wholesale business of industrial machinery and office machines except computers, as well as their equipment, such as wood and metal processing machines, various machines for industry and for office purposes. This includes wholesale processing production robots, other machines for industrial use, and computer-controlled machines for the textile industry as well as computer-controlled sewing and knitting machines.
11.	Wholesale Trading of Other Products That Cannot Be Classified. This group includes other wholesale trading businesses that are not yet included in one of the large trading groups above. Including wholesale trade in fiber or textile fibers and others, wholesale trade in precious stones (diamonds, diamonds, sapphires and others).
12.	Software Retail Trading (Software). This group includes retail businesses specialized in software (software), such as a variety of software, including software for video games.
13.	Retail Trading Telecommunication Tools. This group includes the retail trading business of telecommunications equipment, such as mobile phones, telephones and other equipment.
14.	Issuing Directory and Mailing List. This group includes publishing a list of information (databases). These publications can be published either in electronic or print form. Its business activities include publishing mailing lists, publishing telephone books and publishing directories and other compilations, such as lawsuits, pharmaceutical compendiums and others.
15.	Software Issuance. This group includes the business of publishing ready-to-use (not on an order) software, such as operating systems, business applications and others and video games for all operating system platforms.
16.	Private Film, Video and Television Program Production Activities. This group includes businesses in the manufacture and production of motion pictures, films, videos, animation, television programs or television mobile advertisements which are managed by the private sector on the basis of remuneration as well as film-making businesses for television and film delivery services and film bookkeeping agencies. This group does not include film duplication and audio / video reproduction activities of master copies and post-production animation.
17.	Telecommunication With Cable Activities. This group includes the activities of operating, maintaining or providing access to facilities for the transmission of voice, data, text, sound and video using the telecommunications cable infrastructure, such as the operation and maintenance of conversion and transmission facilities to provide point-to-point communication via landline, microwave or communication of data channels and satellites, operation of a cable distribution system (ie for distribution of data and television signals) and completeness of telegraph and other non-vocal communications using their own facilities. Where the transmission facility that performs this activity, can be based on a single technology or a combination of various technologies. This includes purchasing access and network capacity from owners and operators of the network and providing telecommunications services that use this capacity for businesses and households and providing internet access through cable infrastructure operators. Network operation activities for fixed telecommunications which are intended for the operation of public telecommunications and circuit leases. Including data communication connection activities, which are sent in packets, through a central location or through other networks, such as the Public Switched Telephone Network (PSTN). This also includes the operation of a territorial network that serves certain mobile subscribers, among others, radio trunking services and radio calling services for the public.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

18.	Wireless Telecommunication Activities. This group includes the activities of providing network services for mobile telecommunications using cellular technology on the earth’s surface. Its activities include operating, maintaining or providing access to facilities to transmit voice, data, text, sound and video using the wireless communication infrastructure and maintenance and operation of call numbers (paging), as well as other cellular and wireless telecommunications networks. The transmission facility provides omni-directional transmission over the airwaves which can be based on a single technology or a combination of several technologies.
19.	Satellite Telecommunication Activities. This group includes network operations that serve mobile telecommunications through satellite earth stations, gateways and connecting networks. Activities in this group include operating, maintaining or providing access to facilities for transmitting voice, data, text and video using satellite telecommunications infrastructure, sending audio visual or text programs received from cable networks, local television stations or radio networks to consumers via satellite systems. directly connected to the house (the units classified here do not generally come from programming materials). Including activities to provide internet access through satellite infrastructure operators.
20.	Premium Call Services (Premium Call). This group includes business services for calls or conversations to certain numbers with the prefix 0809, and premium rates apply. The access characteristic of “Premium Call” is “normally closed”, which is opened when there is a request from the customer.
21.	Premium SMS Content Services. This group includes a service business for providing content through a cellular mobile network which is charged through deductions for prepaid deposits or postpaid telephone bills for cellular mobile network subscribers. The content provided is all forms of information which can be in the form of text, images, sound, animation, or a combination of all in digital form, including application software for download and premium SMS.
22.	Calling Card Services (Calling Card). This group includes service businesses to provide telephony call services with additional features that can manage calls and / or billing through additional user authentication processes or access codes before making telephony calls.
23.	Additional Telephony Value Services. This group includes other activities of value-added telephony services and includes other telecommunications support services.
24.	Internet Service Provider. This group includes service businesses that a company offers to its customers to access the internet, or it can be called the gateway to the internet.
25.	Data Communication System Services. This group includes data communication system service activities that can be used for sending voice, images, data, information and packages. This service is provided with a guarantee of continuity, quality and safety.
26.	Internet Telephone Services for Public Purposes (ITKP). This group includes a service business for transmitting calls over an Internet Protocol (IP) network. This activity organizes commercial internet telephony, linked to a telecommunications network.
27.	Internet Interconnection Services (NAP). This group includes activities to organize access and or routing for internet access service providers. In providing access for internet access service providers, internet interconnection service providers can provide a network for internet transmission. Internet interconnection service providers must be connected to one another through interconnection. Interconnection service providers carry out traffic control for the provision of internet access services.
28.	Other Information Service Activities That Cannot Be Classified. This group includes other information service businesses that cannot be classified elsewhere, such as telephone-based information services, information retrieval services on the basis of remuneration or contracts and news clipping services, press clipping services and others. Included in this group are content provider service activities.
29.	Other Multimedia Services. This group includes other multimedia service activities not yet covered in point 24, 25, 26, 27.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

30.	Video Game Development Activities. This group includes video game development activities, such as game concept design activities, video game software development, graphic asset creation, video game animation creation, sound and music creation, video game testing, and other support for video games.
31.	Trade Application Development Activities Through the Internet (E-Commerce). This group includes the development of trading applications via the internet (e-commerce). Activities include consultation, analysis and application programming for trading activities via the internet.
32.	Imersive Media Content Programming and Production Activities. This group includes consulting and production related to the analysis, design and programming of immersive media systems such as VR (Virtual Reality) / AR (Augmented Reality) / MR (Mixed Reality). This activity usually involves analyzing the needs of users of immersive media systems and their problems, including writing programs according to the needs of immersive media users. 3D visuals and 360 video creation and modifications specifically for immersive media.
33.	Blockchain Technology Development Activities. This group includes blockchain technology development activities, such as smart contract implementation activities, designing public blockchain infrastructure and private blockchain. This group does not include crypto asset commodity futures trading.
34.	Artificial Intelligence Programming Activities. This group includes consultations that continue with analysis and programming that utilize artificial intelligence (AI) technologies including subsets of AI such as machine learning, natural language processing, expert systems, and other AI subsets.
35.	Other Computer Programming Activities. This group includes consultations related to the analysis, design and programming of other ready-to-use systems (in addition to those covered in groups Video Game Development Activities and Artificial Intelligence Programming Activities). This activity usually involves analyzing the needs of computer users and their problems, solving problems, and making software related to solving these problems. This includes writing simple programs according to the needs of computer users. Designing the structure and content of, and / or writing computer code needed to create and implement, such as system software (updating and repairing), application software (updating and repairing), databases and web pages. Includes software customization, for example, modification and adjustment of existing application configurations so that they function in a client information system environment. Similar software customization activities that are carried out as an integral part of software sales are included in subgroup Software Retail Trading (Software).
36.	Information Security Consultation Activities. This group includes the activities of information security planning and supervision consulting services, information security inspection or assurance, and information security development and implementation.
37.	Digital Identity Providing Activities. This group includes the activities of providing digital identities which are representations of entities in electronic systems. Digital identities can be issued in multiple levels of assurance / trust based on risk in proof of identity. This activity can take the form of a digital process in terms of registration, validation, storage, authentication, including the management of biographical and biometric attributes associated with credentials for an entity. Credentials are made in digital form, such as unique numbers, user accounts, and electronic certificates.
38.	Electronic Certificate Providing Activities and Services Using Electronic Certificate. This group includes the activities of administering electronic certification and providing services using electronic certificates, such as electronic signatures, electronic seals, electronic timers, registered electronic delivery services, website authentication, and preservation of electronic signatures and / or electronic seals.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

39.	Internet Of Things (Iot) Consultation and Design Activities. This group includes consulting services, designing and manufacturing integrated system solutions based on orders (not ready-to-use) by modifying existing hardware, such as sensors, microcontrollers, and other hardware. These modifications are made to the IoT hardware and / or software embedded in it. This group does not include chip manufacturing activities and IoT software publishing / development activities.
40.	Computer Consultation Activities and Other Computer Facility Management. This group includes consulting efforts on types and configurations of computer hardware with or without being associated with software applications. Planning and designing computer systems that integrate hardware, software and computer communication technology. Consultation usually involves analyzing the needs of computer users and their problems, and providing the best solution. Units classified in this subgroup may provide hardware and software system components as part of an integrated service or these components may be provided by third parties or vendors. The units classified under this subgroup generally install the system and train and support the system users. This includes the provision of management and operation of client computer systems and/or data processing facilities at client premises, as well as related suort services.
41.	Information Technology Activities and Other Computer Services. This group includes information technology activities and other computer services related to activities that have not been classified elsewhere, such as computer damage recovery, personal computer setup (setting up) and software installation. Including incident management and digital forensics activities. This group includes various computer-related businesses that are not yet included in the computer programming activities and computer consulting activities and computer facility management group.
42.	Data Processing Activities. This group includes the processing and tabulation of all types of data. This activity may include the entire processing stage and report writing of customer-provided data, or only part of the processing stage. This includes sharing mainframe facilities with clients and providing data entry and big data management activities.
43.	Hosting Activities and Related To It. This group includes service businesses related to the provision of hosting infrastructure, data processing services and ybdi activities and specialties of hosting, such as web-hosting, streaming services and application hosting. This includes cloud computing.
44.	Web Portal And / Or Digital Platform Without Commercial Purpose. This group includes the operation of non-commercial web sites that use search engines to generate and maintain large databases of Internet addresses and content in a searchable format; operation of a website that acts as a portal to the internet, such as a media site that provides periodically updated content without commercial purposes; operating digital platforms and / or websites / web portals that carry out electronic transactions in the form of business activities to facilitate and / or mediate the transfer of ownership of goods and / or services and / or other services through the internet and / or electronic devices and / or other electronic systems without commercial purposes.
45.	Web Portal And / Or Digital Platform with Commercial Purposes. This group includes the operation of web sites for commercial purposes that use search engines to generate and maintain large databases of Internet addresses and content in a searchable format; operation of a website that acts as a portal to the internet, such as a media site that provides regularly updated content, either directly or indirectly for commercial purposes; operating digital platforms and / or websites / web portals that carry out electronic transactions in the form of business activities of facilitating and / or mediating the transfer of ownership of goods and / or services and / or other services via the internet and / or electronic devices and / or other electronic system methods with a commercial purpose (profit) which includes activities either one, part or all of electronic transactions, namely ordering, payment, delivery of these activities. Included in this group are web sites / portals and / or digital platforms with commercial purposes (profit), which are applications used for facilitation and / or mediation of electronic transaction services, such as marketplaces, digital advertising, and online on

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

demand services. This group does not include financial technology (Fintech). Fintech Peer to Peer (P2P) Lending and Fintech payment services.
46.	Retail Trading Computer and Accessories. This group includes a special retail business of various kinds of computers, equipment and accessories.
47.	Retail Trading Video Game Equipment and Similar Equipment. This group includes the retail trade of video game equipment.
48.	Retail Trading Office Machines. This group includes retail trading businesses specializing in office machines other than computers, such as various typewriters, calculating machines, cash registers and the like.
49.	Retail Trading Specialized Audio and Video Equipment in Stores. This group includes retail businesses specialized in audio and video equipment, such as radio, television, video, tape recorders, audio amplifiers and cassete recorders. Includes stereo equipment and CD and DVD player and recording equipment.
50.	Other Telecommunication Activities That Cannot Be Classified. This group includes other telecommunications operations that have not been covered elsewhere. Included in this group are the sales activities, both pulse and electronic vouchers and cellular phone starter pack sales.
51.	Telecommunication Resale Services. This group includes the business of providing resale services for telecommunications services, such as telephone shops (wartels) providing telephone, facsimile, telex and telegraph services, internet access resale services such as Internet Cafes / Internet Cafés and other telecommunication services resale services.
52.	Calibration / Meteorology Services. This group includes calibration laboratory activities to check / test a measuring instrument or calibration tool, and includes calibration laboratory activities that perform calibration services for measuring instruments at other agencies / industries / organizations on request, for example calibration of pressure gauges, non-medical thermometers, scales and etc. This activity also includes the calibration of radiation measuring instruments, for example a survey meter, contamination meter, dosimeter and other related measuring instruments as well as measurement of radiation output. Including the activity of giving a calibration to check / test / maintain a measuring instrument, for example, a road scale, a gas station meter and so on so that the tool is believed to be valid for a specified period.
53.	Private Distribution of Film, Video and Television Programs Activities. This group includes the business of distributing films, video tapes, DVDs and similar productions for motion picture cinemas or feature films, television networks and stations and exhibition organizers managed by the private sector on a remuneration basis. Including the acquisition of the distribution rights for motion pictures, films, video tapes and DVDs.

In addition to the main business activities as referred above on Article 3 paragraph (2) of the Company’s Articles of Association, generally the Company may carry out supporting/auxiliary business activities in optimizing the utilization of its resources to:

a.	Provide payment and money transfer transaction services through telecommunication and informatics networks;
b.	Carry out other activities and businesses in the framework of optimization of resources owned by the Company, among others, the utilization of fixed assets and current assets, information system facilities, education and training facilities, maintenance and repair facilities;
c.	Cooperate with other parties in the framework of optimization of informatics, communication or technology resources owned by other parties as informatics, communication and technology industry players, which are in line with and in order to achieve the purposes and objectives of the Company.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

However, the main business activities of the Company that have been actually carried out are as follows:

1.	Telecommunication and Central Construction;
2.	Wholesale Trading on the Basis of Fees or Contract;
3.	Wholesale Trading of Computers and Computer Equipment;
4.	Wholesale Trading of Software;
5.	Wholesale Trading of Telecommunication Equipment;
6.	Wholesale Trading of Office Machines and Processing Industries, Parts and Accessories;
7.	Wholesale Trading of Other Products That Cannot Be Classified;
8.	Software Retail Trading (Software);
9.	Retail Trading Telecommunication Tools;
10.	Issuing Directory and Mailing List;
11.	Software Issuance;
12.	Private Film, Video and Television Program Production Activities;
13.	Telecommunication With Cable Activities;
14.	Wireless Telecommunication Activities;
15.	Satellite Telecommunication Activities;
16.	Premium Call Services (Premium Call);
17.	Premium SMS Content Services;
18.	Additional Telephony Value Services;
19.	Internet Service Provider;
20.	Data Communication System Services;
21.	Internet Telephone Services for Public Purposes (ITKP);
22.	Internet Interconnection Services (NAP);
23.	Other Information Service Activities That Cannot Be Classified;
24.	Other Multimedia Services;
25.	Video Game Development Activities;
26.	Trade Application Development Activities Through the Internet (E-Commerce);
27.	Other Computer Programming Activities;
28.	Information Security Consultation Activities;
29.	Internet Of Things (Iot) Consultation and Design Activities;
30.	Computer Consultation Activities and Other Computer Facility Management;
31.	Information Technology Activities and Other Computer Services;
32.	Data Processing Activities;
33.	Hosting Activities and Related To It;
34.	Web Portal And / Or Digital Platform Without Commercial Purpose;
35.	Web Portal And / Or Digital Platform with Commercial Purposes;
36.	Other Telecommunication Activities That Cannot Be Classified;
37.	Telecommunication Resale Services;
38.	Calibration / Meteorology Services;
39.	Private Distribution of Film, Video and Television Programs Activities.

COMPANY’S CAPITAL STRUCTURE AND SHAREHOLDER COMPOSITION

The current capital structure of the Company, based on the Company’s Articles of Association as stipulated in Deed No. 37 dated 22 June, 2022 made before Ashoya Ratam, S.H., M.Kn., Notary in South Jakarta, as has been approved and recorded in the database of the Legal Entity Administration System of the Ministry of Law and Human Rights based on MoLHR Decree Number AHU-004650.AH.01.02.Tahun 2022 dated June 29, 2022 on the Approval of the Company’s Articles of Association Amendment, is as follows:

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

Information	Total Shares	Nominal Value Per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital
Dwiwarna Series A Share	1	50	50
Series B	389,999,999,999	50	19,499,999,999,950
Total			19,500,000,000,000
Issued and Paid-Up Capital
Dwiwarna Series A Share	1	50	50
Series B	99,062,216,599	50	4,953,110,829,950
Total			4,953,110,830,000
Shares in Portepel	290,937,783,400	50	14,546,889,170,000

The current shareholder composition of the Company, based on Company’s Register of Shareholders from BAE, PT Datindo Entrycom as of March 31, 2023, is as follows:

Shareholders	Total Shares		%
	Dwiwarna Series A Share	Series B
Government of Republic Indonesia	1	51,602,353,560	52.09
Public	-	47,459,863,039	47.91
Total		99,062,216,599	100

MANAGEMENT AND SUPERVISION

Based on the Deed of Statement of GMS Resolution Number 34 dated June 18, 2021 drawn up before Ashoya Ratam, S.H., M.Kn., a Notary in Jakarta, which have been notified to MoLHR based on Notification of Company’s Data Amendment Receipt No. AHU-AH.01.03-0401450 dated June 25, 2021 regarding changes in the Company’s management as well as based on Company’s Board of Commissioners Letter Number 073/SRT/DK/2022 dated July 11, 2022, and Number 167/SRT/DK/2022 dated December 6, 2022 regarding the Duty Period Extension of FM Venusiana R as Officer (PLT) Director of Enterprise & Business Service, the Company’s composition of the members of the Board of Commissioners and the Board of Directors, is as follows:

Board of Commissioners

President Commissioner concurrently serving as Independent Commissioner	: Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	: Wawan Iriawan
Independent Commissioner	: Bono Daru Adji
Independent Commissioner	: Abdi Negara Nurdin
Commissioner	: Marcelino Pandin
Commissioner	: Ismail
Commissioner	: Rizal Mallarangeng
Commissioner	: Isa Rachmatarwata
Commissioner	: Arya Mahendra Sinulingga

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

Board of Directors

President Director	: Ririek Adriansyah
Director of Strategic Portofolio	: Budi Setyawan Wijaya
Director of Finance & Risk Management	: Heri Supriadi
Director of Network & IT Solution	: Herlan Wijanarko
Director of Wholesale & International Service	: Bogi Witjaksono
Director of Digital Business	: Muhamad Fajrin Rasyid
Director of Human Capital Management	: Afriwandi
Director of Consumer Service	: FM Venusiana R
Tasks Executor (PLT) Director of Enterprise & Business Service	: FM Venusiana R

2.	INFORMATION ABOUT TELKOMSEL

GENERAL

Telkomsel is a limited liability company established according to and based on the laws of Republic of Indonesia, domiciled in South Jakarta, based on Deed of Establishment No. 181 dated May 26, 1995, drawn up before Poerbaningsih Adi Warsito, S.H., a Notary in Jakarta, which have received approval from the Ministry of Law and Human Rights of the Republic of Indonesia in accordance with Decree No. C2-7735.HT.01.01.TH.1995 dated June 19, 1995 and been announced in the Republic of Indonesia State Gazette No. 94 dated November 24, 1995, Supplement No. 9719 ("Telkomsel Deed of Establishment").

Telkomsel’s Articles of Association are contained in Deed No. 69, dated June 26, 2008, drawn up before Mala Mukti, S.H., L.L.M., a Notary in Jakarta, and have received approval from MoLHR of Republic of Indonesia in accordance with Decree No. AHU-36943.AH.01.02.Tahun 2008 dated June 30, 2008, as recently amended based on the Deed of Statement of Shareholders No. 14 dated January 30, 2023, drawn up before Bonardo Nasution, S.H., a Notary in Jakarta, as has been approved by MoLHR based on MOLHR Decree No. AHU-0006614.AH.01.02.TAHUN 2023 dated January 31, 2023 regarding the Approval of the Amendment of Article of Association of PT Telekomunikasi Selular (collectively referred to as "Telkomsel Articles of Association"). Telkomsel is domiciled in South Jakarta and having its head office at Telkom Landmark Tower, Tower 1, Jalan Jend. Gatot Subroto Kav. 52, Jakarta, 12710.

Based on Article 3 paragraph (1) of Telkomsel Articles of Association, the purpose and objectives are to engage in the provision of mobile/wireless telecommunications networks and services, internet protocol television services, resale of telecommunication services, specialized retail of information and telecommunication equipment, other telecommunication activities, information services activities, and programming activities, as well as services related to web portals, web hosting, services for organizing trade transactions through electronic systems, advertising services related to Mobile Digital Advertising, data processing activities, consulting in the field of telecommunications, and technology-based financial services (financial technology/fintech).

In accordance with Article 3 paragraph (2) of Telkomsel Articles of Association, to achieve the purpose and objectives mentioned above, Telkomsel may carry out the following business activities in general:

a.	Carrying out and conducting business activities in the field of facilities and the implementation of mobile telecommunications services and wireless telecommunications activities throughout Indonesia or across countries using Global System for Mobile Communication ("GSM") technology and/or other technologies (including but not limited to any replacement technology for GSM technology and/or future wireless telecommunications technology) in accordance with applicable regulations.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

b.	Planning, engineering, constructing, providing, developing and operating as well as maintaining facilities in the form of mobile telecommunication networks including STBS-GSM networks and other supporting infrastructure/facilities necessary to support the implementation of related telecommunication services.
c.	Providing, developing and organizing services related to mobile telecommunication networks and services and their derivative services including but not limited to the following: (i) multimedia services; (ii) internet service provider services; (iii) internet telephony services; (iv) Internet of Things services; (v) Machine to Machine application services; (vi) mobile cyber security services; (vii) application analytical services; (viii) content provider services, (ix) electronic financial transaction services including card payment services; (x) electronic money issuers; and (xi) electronic money transfer services both domestically and across countries in order to provide expanded telecommunication services for the public;
d.	Providing facilities to sellers related to electronic transaction programs (e-commerce platforms), which connect sellers and consumers and enable sellers to open and operate their online shops, operate and provide websites that function as internet shopping centers, where consumers can purchase goods (including digital content) or services sold by participating sellers, and provide market place services;
e.	Providing data processing services and consultancy services in the telecommunications sector including but not limited to the provision of mobile consumer insight and mobile data analytics;;
f.	Providing advertising services related to Mobile Digital Advertising;
g.	Providing technology-based financial services (financial technology/fintech) including but not limited to mobile payment, mobile funding, mobile aggregator, payment gateway (non switching), e-wallet; and
h.	Carrying out other business activities in order to optimize the resources owned by Telkomsel, among others, the utilization of fixed assets and movable assets, and Telkomsel's information system facilities among others, such as activities of technical analysis and testing.

In relation to point (a) until (h) above, the business activities of Telkomsel include but not limited to the following business activities:

1.	Retail trading computer and accessories which includes a special retail business of various kinds of computers, equipment and accessories.
2.	Retail trading video game equipment and the like.
3.	Retail trading telecommunication tools includes the retail trading business of telecommunications equipment, such as mobile phones, telephones and other equipment.
4.	Telecommunication with cable activities includes the activities of operating, maintaining or providing access to facilities for the transmission of voice, data, text, sound and video using the telecommunications cable infrastructure, such as the operation and maintenance of conversion and transmission facilities to provide point-to-point communication via landline, micro wave or communication of data channels and satellites, operation of a cable distribution system (ie for distribution of data and television signals) and completeness of telegraph and other non-vocal communications using their own facilities. Where the transmission facility that performs this activity, can be based on a single technology or a combination of various technologies. This includes purchasing access and network capacity from owners and operators of the network and providing telecommunications services that use this capacity for businesses and households and providing internet access through cable infrastructure operators. Network operation activities for fixed telecommunications which are intended for the operation of public telecommunications and circuit leases. Including data communication connection activities, which are sent in packets, through a central location or through other networks, such as the Public Switched Telephone Network (PSTN). This also includes the operation of a territorial network that serves certain mobile subscribers, among others, radio trunking services and radio calling services for the public.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

5.	Wireless telecommunication activities includes the activities of providing network services for mobile telecommunications using cellular technology on the earth’s surface. Its activities include operating, maintaining or providing access to facilities to transmit voice, data, text, sound and video using the wireless communication infrastructure and maintenance and operation of call numbers (paging), as well as other cellular and wireless telecommunications networks. The transmission facility provides omni-directional transmission over the airwaves which can be based on a single technology or a combination of several technologies.
6.	Premium call services (Premium Call) business services for calls or conversations to certain numbers with the prefix and premium rates apply.
7.	Premium SMS content services a service business for providing content through a cellular mobile network which is charged through deductions for prepaid deposits or postpaid telephone bills for cellular mobile network subscribers. The content provided is all forms of information which can be in the form of text, images, sound, animation, or a combination of all in digital form, including application software for download and premium sms.
8.	Internet telephony services for public purposes (ITKP) includes a service business for transmitting calls over an internet protocol (IP).
9.	Additional telephony value services including other telecommunications support services.
10.	Internet service provider service businesses that a company offers to its customers to access the internet (gateway to the internet).
11.	Data communication system services includes data communication system service activities that can be used for sending voice, images, data, information and packages.
12.	Television services internet protocol (IPTV) includes service businesses to provide convergent radio and television services, video, audio, text, graphics and data transmitted through internet protocol networks that are guaranteed service quality, security, reliability, and capable of providing two-way (interactive) communication services with customers.
13.	Other multimedia services.
14.	Telecommunication services resale services that include the business of providing telecommunication services resale services, such as telephone cafes that provide telephone, facsimile, telex, and telegraph services, internet access resale services such as Internet Cafe and other telecommunication services resale services.
15.	Other telecommunications activities.
16.	Trading application development activities through the internet (ecommerce). Activities include consulting, analyzing and programming applications for trading activities via the internet.
17.	Information security consulting activities.
18.	Internet of Things (IoT) consulting and design activities that include (consulting services, designing and manufacturing integrated system solutions based on orders by modifying existing hardware, such as sensors, microcontrollers, and hardware). The modifications are made to the IoT hardware and/or embedded software.
19.	Information technology activities and other computer services.
20.	Data processing activities that include, among others, processing and tabulating all types of data, which can include the entire stage of processing and writing reports from data provided by customers, or only part of the processing stage. This includes the distribution of mainframe facilities to clients and the provision of data entry and big data management activities.
21.	Hosting activities and related thereto which include, among others, services related to the provision of hosting infrastructure, data processing services and other activities and specialties of hosting, such as web-hosting, streaming services and application hosting, including cloud computing.
22.	Web portals and/or digital platforms with commercial purposes that include operating websites using search engines to generate and maintain large databases of internet addresses and content in a searchable format; operation of websites that act as portals to the Internet, such as media sites that provide regularly updated content, either directly or indirectly for commercial purposes; operation of digital platforms and/or websites/web portals that carry out electronic transactions in the form of business activities, facilitation and/or mediation, transfer of ownership of goods and/or services and/or other services through the internet and/or electronic devices

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

and/or other electronic system means carried out for commercial purposes (profit), which includes activities either one, part or all of electronic transactions, i.e. ordering, payment, delivery of these activities. Included in this group are websites/web portals and/or digital platforms for commercial purposes (profit) are applications used for facilitation and/or mediation of electronic transaction services, such as merchant collectors (marketplace), digital advertising, and on demand online services.
23.	Other information service activities that include other information service businesses that cannot be classified elsewhere, such as telephone-based information services, information retrieval services on a remuneration or contract basis, and others. Included in this group are content provider service activities.
24.	Other monetary intermediaries that include money order activities.
25.	Conventional information technology-based lending services (fintech P2P lending) which includes information technology-based lending services (fintech peer to peer lending) held conventionally, with business activities including provision. management, and operation of financial services to bring together guarantee providers and loan recipients in the context of making loan and loan agreements in rupiah directly through an electronic system using the internet network.
26.	Other financial services supporting activities.
27.	Rating activities of micro, small, and medium enterprises and cooperatives.
28.	Payment service providers that include activities related to providing payment services to end users of Payment System (PS) services on the front end, which include activities including: displaying information on sources of funds; initiate transactions/acquiring (e-wallets, acquirers and payment gateways); issue payment instruments/accounts; Remittance/Fund Transfer Services.
29.	Payment system support which includes activities related to the implementation of activities that support the implementation of Payment Service Providers (PJP) and/or Payment System Infrastructure Providers (PIP) in processing payment transactions. Examples of card printing, payment personalization, provision of data centers and/or disaster recovery centers, provision of terminals, provision of security features of payment instruments and/or payment transactions, provision of contactless transaction support technology, provision of routing supporting data for payment transaction processing.
30.	Advertising services related to Mobile Digital Advertising.
31.	Market research which includes among others market potential research efforts, product acceptance in the market, consumer habits and behavior, in relation to sales promotion and new product development.
32.	Public opinion poll.

However, the business activities of Telkomsel that have actually been carried out is as follows:

1.	Wireless telecommunication activities.
2.	Premium call service.
3.	Premium sms content service.
4.	Internet telephony service for public purposes (ITKP).
5.	Telephony value-added services.
6.	Internet service provider.
7.	Data communication system services.
8.	Other multimedia services.
9.	Other telecommunication operations.
10.	E-commerce application development activities.
11.	Information security consulting activities.
12.	Internet of things (IoT) consulting and design activities.
13.	Information technology activities and other computer services.
14.	Data processing activities.
15.	Hosting activities and related to them.
16.	Web portal and/or digital platform with commercial purpose.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

17.	Other information service activities.
18.	Rating activities of micro, small, medium enterprises and cooperatives.
19.	Advertising services related to Mobile Digital Advertising.
20.	Market research.
21.	Public opinion poll.

TELKOMSEL CAPITAL STRUCTURE AND SHAREHOLDER COMPOSITION

The current Telkomsel’s capital structure, based on Telkomsel Articles of Association as stipulated in Deed Number 14 dated January 30, 2023, made before Bonardo Nasution, S.H., a Notary in Jakarta, as have been approved by the MoLHR based on MoLHR Decree Number AHU-0006614.AH.01.02.TAHUN 2023 dated January 31, 2023 on the Aproval of the Amendment of PT Telekomunikasi Selular’s Articles of Association, is as follows:

Information	Total Shares	Nominal Value Per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital	650,000	1,000,000	650,000,000,000
Issued and Paid-Up Capital	182,570	1,000,000	182,570,000,000
Shares in Portepel	467,430	1,000,000	467,430,000,000

Telkomsel’s shareholder composition, based on Telkomsel Articles of Association, is as follows:

Shareholders	Total Shares	%
Company	118,677	65
Singapore Telecom Mobile Pte Ltd	63,893	35
Total	182,570	100.00

MANAGEMENT AND SUPERVISION

As stated in the Deed of Statement of GMS Resolution of Telkomsel No. 54 dated June 15, 2022, drawn up before Mala Mukti, S.H., LL.M, a Notary in Jakarta, which has been notified to the MoLHR based on Notification of Company’s Data Amendment Receipt No. AHU-AH.01.09-0022572 dated June 16, 2022, the Telkomsel’s composition of the members of the Board of Commissioners and the Board of Directors, is as follows:

Board of Commissioners

President Commissioner :Wishnutama Kusubandio

Commissioner:Heri Supriadi

Commissioner:Yose Rizal

Commissioner:Nanang Pamuji Megasejati

Commissioner:Yuen Kuan Moon

Commissioner:Anna Yip

Board of Directors

President Director:Hendri Mulya Syam

Director of Finance and Risk Management : Mohamad Ramzy

Director of Sales:Adiwinahyu Basuki Sigit

Director of Planning & Transformation: Wong Soon Nam

Director of IT:Bharat Alva

Director of Network:Nugroho

Director of Human Capital Management:R Muharam Perbawamukti

Director of Marketing:Derrick Heng

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

III. REASONS, EXPLANATIONS, AND BENEFITS OF CONDUCTING THE PROPOSED TRANSACTION

A.	REASONS AND EXPLANATIONS OF CONDUCTING THE PROPOSED TRANSACTION

Currently, Telkom's business activities continue to grow and expand, especially in the field of telecommunications and information technology industries which follow the development of information technology, networks, and digitalization. In line with the transformation to become a digital telco, Telkom has set its focus on three pillars of business domains, namely digital connectivity, digital platforms, and digital services. This transformation aims to make Telkom's organization more lean and agile in addressing rapid changes in the telecommunications and information technology industries, which will improve efficiency and effectively enhance customer experience. As other telecommunications operators have done, such as Telstra and Telefonica, Telkom is seeking alternatives to create and utilize value from its assets and businesses, including broadband business.

Mobile or fixed-only operators globally are deploying a fixed mobile convergence strategy, capturing significant synergies and providing a seamless experience for their customer. To maximize value and address challenges in the telecommunications industry, Telkom plans to integrate its mobile and broadband businesses to provide the best broadband offering with cost efficiency to customers. In addition, Telkom can also produce new generation telecommunications services (modernization) that can improve customer loyalty and length of stay and accelerate the process of equalizing broadband services for people throughout all regions of Indonesia.

B.	BENEFITS OF CONDUCTING THE PROPOSED TRANSACTION

The Proposed Transaction is expected to provide a number of benefits as follows:

1.	For Telkom:
a.	Potential efficiency from fixed & mobile broadband network collaboration;
b.	Strengthening Telkom Group's positioning as a market leader in digital telco;
c.	Improving company performance;
d.	More adaptable to industry dynamics.

2.	For customers:
a.	Improved service with seamless experience;
b.	Easier and more equitable access to digital services, leading to increased productivity;
c.	Prioritizing value for money.

3.	For the Government:
a.	Supporting the growth of the company which has the potential to increase government revenue from taxes/, dividends, and state non-tax revenue;
b.	Increasing the company's valuation;
c.	Promoting higher levels of digital adoption;
d.	Accelerating home broadband penetration.

4.	For the industry:
a.	Greater industry efficiency and productivity;
b.	Making the industry more attractive and competitive.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

IV. EXPLANATION, CONSIDERATION, AND REASONING BEHIND TRANSACTION WITH AFFILIATED PARTY

A.	NATURE OF AFFILIATED RELATIONSHIP

Telkomsel is a Controlled Company of the Company with a percentage of Company’s ownership in Telkomsel, as of the date of this Spin-Off Plan and Disclosure of Information, of 65% (sixty-five percent) of Telkomsel's total issued and paid-up capital.

B.	EXPLANATION, CONSIDERATION, AND REASONING BEHIND AFFILIATED TRANSACTIONS COMPARED TO OTHER SIMILAR TRANSACTIONS NOT CONDUCTED WITH THE AFFILIATED PARTY

This Proposed Transaction is carried out with an affiliated party considering that Telkomsel is a Controlled Company that is directly owned and controlled by the Company and will remain owned and controlled by the Company after the completion of the Proposed Transaction. This Proposed Transaction will mutually benefit the IndiHome Business Segment and Telkomsel in strengthening market penetration efforts and providing services to meet the needs of the community. In addition, in carrying out its business activities, the Company and Telkomsel understand and share an aligned business vision, so that this Proposed Transaction is expected to have a positive impact on the Indihome Business Segment, Telkomsel, and the Company. On the other hand, if this Spin-Off is carried out with a party that is not affiliated, it may potentially result in the Company losing control and management over the spun-off IndiHome Business Segment and the failure to realize the expected synergy potential for the Indihome Business Segment and the other unaffiliated entity.

V. SUMMARY OF FINANCIAL STATEMENTS

A.	COMPANY

The table below shows the financial statements and statement of profit and loss of the Company that are summarized from the Company's financial statements ending on December 31, 2020 (No. 00884/2.1032/AU.1/06/1007-2/1/IV/2021), December 31, 2021 (No. 00614/2.1032/AU.1/06/0702-1/1/IV/2022), and December 31, 2022 (No. 00351/2.1032/AU.1/06/0687-1/1/III/2023), which have been audited by a Public Accounting Firm (KAP) Purwantono Sungkoro & Surja. All three financial statements of the Company have received a fair opinion in accordance with Indonesian Financial Accounting Standards.

Company’s Financial Position

in billions of Rupiah

	December 31
	2020	2021	2022
CURRENT ASSETS	46,503	61,277	55,057
NON-CURRENT ASSETS	200,440	215,907	220,135
TOTAL ASSETS	246,943	277,184	275,192
SHORT-TERM LIABILITIES	69,093	69,131	70,388
LONG-TERM LIABILITIES	56,961	62,654	55,542
TOTAL LIABILITIES	126,054	131,785	125,930
TOTAL EQUITY	120,889	145,399	149,262
TOTAL LIABILITIES & EQUITY	246,943	277,184	275,192

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

Company’s Statement of Profit and Loss

in billions of Rupiah

	December 31
	2020	2021	2022
REVENUE
Telephone Revenue	21,610	16,467	13,588
Interconnection Revenue	7,686	7,787	8,472
Data, Internet, and Information Technology Services Revenue	75,816	82,224	86,410
Network Revenue	1,689	1,880	2,378
IndiHome Revenue	22,214	26,325	28,020
Other Services	5,170	6,115	5,834
Revenue from Lessor Transactions	2,277	2,412	2,604
Total Revenue	136,462	143,210	147,306

COSTS AND EXPENSES
Operating, maintenance and telecommunication services expenses	(34,593)	(38,133)	(38,184)
Depreciation and amortization expenses	(28,892)	(31,816)	(33,255)
Employee expenses	(14,390)	(15,524)	(14,907)
Interconnection expenses	(5,406)	(5,181)	(5,440)
General and administrative expenses	(6,511)	(5,016)	(5,854)
Marketing expenses	(3,482)	(3,633)	(3,929)
Unrealized gains from fair value changes	129	3,432	(6,438)
Other income – net	274	174	26
Gain (loss) on foreign exchange – net	(86)	50	256

	December 31
	2020	2021	2022
OPERATING PROFIT/(LOSS)	43,505	47,563	39,581

Finance income	799	558	878
Financing costs	(4,520)	(4,365)	(4,033)
Share of loss of long-term investment in associates	(246)	(78)	(87)
Impairment of long-term investment in associates	(763)	-	-

PROFIT/(LOSS) BEFORE INCOME TAX	38,775	43,678	36,339

(EXPENSE) BENEFIT OF INCOME TAX
Current	(9,789)	(9,556)	(9,259)
Deferred	586	(174)	600
Total	(9,212)	(9,730)	(8,659)

CURRENT YEAR PROFIT/(LOSS)	29,563	33,948	27,680

OTHER COMPREHENSIVE INCOME
Actuarial profit (loss) – net	(3,596)	1,955	1,464
Other comprehensive income (loss) – net	(3,577)	1,980	1,767

TOTAL COMPREHENSIVE PROFIT/(LOSS) FOR THE CURRENT PERIOD	25,986	35,928	29,447

Profit for the current year attributable to:
Owners of the parent entity	20,804	24,760	20,753
Non-controlling interests	8,759	9,188	6,927
TOTAL	29,563	33,948	27,680

Total comprehensive profit for the current year attributable to:
Owners of the parent entity	17,595	26,767	22,468
Non-controlling interests	8,391	9,161	6,979
TOTAL	25,986	35,928	29,447

BASIC PROFIT PER SHARE (in full amount)
Net profit per share	210.01	249.94	209.49
Net profit per ADS (100 Series B share per ADS)	21,000.94	24,994.39	20.949.46

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

B.	TELKOMSEL

The table below shows the financial statements and statement of profit and loss of Telkomsel that are summarized from the Corporation's financial statements ending on December 31, 2020 (No. 00604/2.1032/AU.1/06/0702-3/1/IV/2021), December 31, 2021 (No. 00505/2.1032/AU.1/06/1007-1/1/IV/2022), and December 31, 2022 (No. 00272/2.1032/AU.1/06/1007-2/1/III/2023), which have been audited by a Public Accounting Firm (KAP) Purwantono Sungkoro & Surja: All three financial statements of Telkomsel has received a fair opinion in accordance with Indonesian Financial Accounting Standards.

Telkomsel’s Financial Position

in billions of Rupiah

	December 31
	2020	2021	2022
CURRENT ASSETS	19,488	12,288	16,290
NON-CURRENT ASSETS	84,164	89,014	84,700
TOTAL ASSETS	103,652	101,302	100,991
SHORT-TERMLIABILITIES	28,997	31,654	32,241
LONG-TERM LIABILITIES	23,568	30,205	38,708
TOTAL LIABILITIES	52,565	61,859	70,949
TOTAL EQUITY	51,088	39,443	30,042
TOTAL LIABILITIES & EQUITY	103,652	101,302	100,991

Telkomsel’s Statement of Profit and Loss

in billions of Rupiah

	31 Desember
	2020	2021	2022
REVENUE
Revenue	87,103	87,506	89,039
Total Revenue	87,103	87,506	89,039

COSTS AND EXPENSES
Operating and maintenance expenses	(20,657)	(20,792)	(21,347)
Depreciation and amortization expenses	(19,884)	(20,333)	(21,024)
Employee expenses	(5,330)	(5,975)	(6,530)
Service expenses	(4,118)	(5,411)	(5,250)
Marketing expenses	(2,555)	(2,393)	(2,333)
Interconnection expenses	(1,814)	(1,490)	(1,492)
General and administrative expenses	(1,535)	(1,425)	(1,598)
Loss on disposal of fixed asset	(156)	(380)	(783)
Gain on sale and leaseback of tower	2,238	3,458	4,379
Unrealized gain from changes in investment value	(1)	2,600	(6,710)
Gain (loss) on foreign exchange – net	(4)	2	41
Other income – net	26	(299)	(101)
Total Costs and Expenses	53,791	52,436	62,747
Finance income	388	189	161
Financing costs	(1,941)	(2,034)	(2,251)
Financing costs - net	(1,553)	(1,845)	(2,090)

Share of loss from associate	(209)	(87)	(80)

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

	31 Desember
	2020	2021	2022
PROFIT/(LOSS) BEFORE INCOME TAX	31,550	33,137	24,122

(EXPENSE) BENEFIT OF INCOME TAX
Current	(7,230)	(6,466)	(6,276)
Deferred	741	(511)	521
Total	(6,488)	(6,977)	(5,755)

CURRENT YEAR PROFIT/(LOSS)	25,062	26,160	18,367

OTHER COMPREHENSIVE INCOME
Changes in the value of pension plan	(1,058)	(73)	142
Changes in fair value of equity investments	3	(2)	3
Share of other comprehensive income from associate	1	-	-
Other comprehensive income (loss) - net	(1,054)	(74)	145

TOTAL COMPREHENSIVE PROFIT/(LOSS) FOR THE CURRENT PERIOD	24,008	26,086	18,511

Profit for the current year attributable to:
Owners of the parent entity	25,062	26,160	18.379
Non-controlling interests	0	0	(13)
TOTAL	25,062	26,160	18,367

Total comprehensive profit for the current year attributable to:
Owners of the parent entity	24,008	26,086	18,524
Non-controlling interests	0	0	(13)
TOTAL	24,008	26,086	18,511

VI. TRANSFER OF COMPANY’S ASSETS AND LIABILITIES RELATED TO INDIHOME BUSINESS SEGMENT TO TELKOMSEL

A.	INFORMATION ON INDIHOME BUSINESS SEGMENT

One of the four main business segments of the Company is the IndiHome Business Segment, which provides fixed voice, fixed broadband, IPTV and digital services with high speed internet connectivity. The IndiHome Business Segment was launched in 2015 after the Company became the first operator in Indonesia to provide 4G LTE services. The IndiHome Business Segment, which is part of the consumer business segment, leads the fixed broadband market in the country, possessing 75.2% (seventy five point two percent) of market share. At the end of 2022, the number of IndiHome Business Segment customers reached 9.2 million, and as a result, the consumer segment revenue increased significantly by 5.7% (five point seven percent) to Rp 26.55 trillion, making a significant contribution to the Company's consolidated revenue growth.

The Spin-Off is done based on the agreed valuation of IndiHome Business Segment of Rp 58,249,920,571,200 (fifty eight trillion two hundred forty nine billion nine hundred twenty million five hundred seventy one thousand two hundred Indonesian Rupiah) and the agreed valuation of Telkomsel of Rp 319,359,999,960,480 (three hundred nineteen trillion three hundred fifty nine billion nine hundred ninety nine million nine hundred sixty thousand four hundred eighty Indonesian Rupiah). In parallel with the Spin-Off, Singtel decides to participate in the capital injection by injecting  a cash deposit to Telkomsel using the same Telkomsel valuation used at the time of the Spin-Off, which is Rp 2,713,081,886,064,- (two trillion seven hundred thirteen billion eighty one million eight hundred eighty six thousand sixty four Indonesian Rupiah). Therefore, the Company's ownership in Telkomsel after the Spin-Off Effective Date become 69.9% (sixty nine point nine percent) and Singtel's ownership in Telkomsel become 30.1% (thirty point one percent).

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

The object of the Spin-Off is the assets and liabilities related to the IndiHome Business Segment. The assets to be transferred include equipment including optical network terminal (ONT), set top box (STB), IPTV head-end (such as antenna and encoder) and several intellectual property assets (in the form of trademarks) owned by the Company. There are no fixed assets (such as land) owned by the Company that will be transferred to Telkomsel.

The detail of intellectual property assets in the form of trademark that will be transferred by the Company to Telkomsel are as follows:

No.	Trademark	Registration No.	Validity Period
1.		IDM000520380	Until December 3, 2023
2.		IDM000684321	Until September, 25 2024
3.		IDM000804319	Until July 15, 2025
4.		IDM000637710	Until July 15, 2025
5.		IDM000803243	Until June 24, 2026
6.		IDM000797062	Until June, 24 2026
7.		IDM000790080	Until December, 14 2028
8.		IDM000983501	Until July 6, 2031

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

No.	Trademark	Registration No.	Validity Period
9.		IDM000998148	Until October 12, 2031
10.		IDM001030199	Until January 18, 2032
		IDM001030193	Until January 18, 2032
		IDM001030184	Until January 18, 2032
11.		IDM001035316	Until February 23, 2032
		IDM001035315	Until February 23, 2032
		IDM001048844	Until February 23, 2032
12.		IDM000825150	Until February 12, 2029
13.		IDM000823729	Until February 12, 2029
14.		JID2023019828 (No. Permohonan)	Registration application submitted on March 7, 2023
15		IDM000825151	Until February 12, 2029

The table below shows the financial statements and profit and loss statements of IndiHome that ended on December 31, 2020, December 31, 2021, and December 31, 2022 (No. 00127/2.1032/JL.0/0687-1/1/IV/2023), which have been prepared by KAP Purwantono Sungkoro & Surja by using the SAE3000 standard (“Standards on Assurance Engagement 3000”) with a fair opinion in every material matters and signed by Agung Purwanto, CPA, with Public Accountant Number AP.0687 on April 3, 2023:

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

IndiHome’s Financial Position

in billions of Rupiah

	December 31
	2020	2021	2022
CURRENT ASSETS	225	351	364
NON-CURRENT ASSETS	5,264	5,676	5,402
TOTAL ASSETS	5,489	6,027	5,766
SHORT-TERM LIABILITIES	800	576	331
LONG-TERM LIABILITIES	653	827	903
TOTAL LIABILITIES	1,453	1,403	1,234
TOTAL EQUITY	4,036	4,624	4,532
TOTAL LIABILITIES & EQUITY	5,489	6,027	5,766

IndiHome’s Statement of Profit and Loss

in billions of Rupiah

	December 31
	2020	2021	2022
REVENUE
Revenue	20,109	23,927	25,388
Total Revenue	20,109	23,927	25,388

COSTS AND EXPENSES
Operating and maintenance expenses	(2,031)	(2,283)	(2,344)
Depreciation and amortization expenses	(950)	(1,263)	(1,446)
Employee expenses	(659)	(642)	(518)
Marketing expenses	(1,279)	(1,406)	(1,583)
General and administrative expenses	(196)	(208)	(188)
Other income – net	197	207	19
PROFIT/(LOSS) BEFORE INCOME TAX	15,191	18,332	19,328
(EXPENSE) BENEFIT OF INCOME TAX	(2,889)	(3,483)	(3,673)
CURRENT YEAR PROFIT/(LOSS)	12,302	14,849	15,655

B.	IMPACT OF THE TRANSFER OF THE COMPANY’S ASSETS AND LIABILITIES RELATED TO THE SPIN-OFF OF INDIHOME BUSINESS SEGMENT ON THE COMPANY

As a result of the Spin-Off of the Company’s assets and liabilities related to the IndiHome Business Segment to Telkomsel, the pro forma financial statements of the Company before and after the Spin-Off is as follows:

Description	Before Spin-Off	Necessary adjustments in the Spin-Off process	After Spin-Off
Total Assets	275,192	2,713	277,905
Total Liabilities	125,930	-	125,930
Total Equity	149,262	2,713	151,975
Total Liabilities and Equity	275,192	2,713	277,905

*in billions of Rupiah

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

The following is the pro forma Statement of Profit and Loss of the Company before and after the Spin-Off:

Description	Before Spin-Off	Necessary adjustments in the Spin-Off process	After Spin-Off
Business Profit	39,581	-	39,581
Profit Before Tax	36,339	-	36,339
Tax	(8,659)	-	(8,659)
Net Profit after Tax	27,680	-	27,680
Other Comprehensive Income	1,767	-	1,767
Total Profit and Comprehensive Income	29,447	-	29,447

*in billions of Rupiah

C.	IMPACT OF THE TRANSFER OF THE COMPANY’S ASSETS AND LIABILITIES RELATED TO THE SPIN-OFF OF INDIHOME BUSINESS SEGMENT ON TELKOMSEL

In addition, the Spin-Off of the Company’s assets and liabilities related to the IndiHome Business Segment to Telkomsel has an impact on Telkomsel’s Financial Statements, as shown in the Proforma Financial Statements before and after the Spin-Off, as follows:

Description	Before Spin-Off	Necessary adjustments in the Spin-Off process	After Spin-Off
Total Assets	100,991	8,479	109,470
Total Liabilities	70,949	1,234	72,183
Total Equity	30,042	7,245	37,287
Total Liabilities and Equity	100,991	8,479	109,470

*in billions of Rupiah

The certainty of the assets and liabilities of the IndiHome Business Segment that will be transferred to Telkomsel will be further regulated in the Deed of Spin-Off. Further, in relation to the implementation of the Spin-Off, the Company will carry out actions deemed necessary to complete the transfer of separated assets and liabilities as well as the capital participation to Telkomsel, with due observance of the applicable laws and regulations.

Regarding the increase in the Company’s ownership percentage of Telkomsel shares, with the proforma composition of Telkomsel’s share ownership, is as follows:

A. Before Spin-Off Plan

Shareholders	Total Shares	Nominal Share Value	%
Company	118,677	Rp118,677,000,000	65.00
Singtel	63,893	Rp63,893,000,000	35.00
Total	182,570	Rp182,570,000,000	100.00

B. After Spin-Off Plan

Shareholders	Total Shares	Nominal Share Value	%
Company	151,977	Rp151,977,000,000	69.90
Singtel	65,444	Rp65,444,000,000	30.10
Total	217,421	Rp217,421,000,000	100.00

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

VII. SUMMARY OF INDIHOME BUSINESS SEGMENT VALUATION REPORT, SHARES VALUATION REPORT AND FAIRNESS OPINION REPORT ON THE PROPOSED TRANSACTION

A.	SUMMARY THE INDIHOME BUSINESS SEGMENT VALUATION REPORT

Public Appraisal Services Offices Ruky, Safrudin & Rekan as Kantor Jasa Penilai Public or KJPP with Business License No. 2.11.0095 based on the Decree of Minister of Finance No. 1131/KM.1/2011 dated October 14, 2011, with the Appraiser registered as a supporting professional in the capital market at Otoritas Jasa Keuangan with Registered Certificate (Surat Tanda Terdaftar or STTD) of Supporting Professional in the Capital Market No. STTD.PB-23/PM.2/2018 (“KJPP RSR”) as an independent appraiser to conduct business and stock valuation and provide opinions on the fairness of the Company’s Proposed Transaction.

Below is a summary of the valuation report on the object of the Proposed Transaction as outlined in the Business Valuation Report of IndiHome No. 00039/2.0095-00/BS/09/0269/1/IV/2023 dated April 4, 2023 and Business Valuation Report of IndiHome No. 00047/2.0095-00/BS/09/0269/1/V/2023 dated May 19, 2023, signed by Rudi M. Safrudin, MAPPI (Cert), No. STTD.PB-23/PM.2/2018.

1.	Party Identity

Please refer to section II.C for information on the Company's identity.

2.	Valuation Object

The valuation object is the IndiHome Business Segment as of December 31, 2022.

3.	Purpose and Objective of Valuation

The purpose of this valuation is to estimate the market value of the IndiHome Business Segment in relation to the Proposed Transaction, as described in the valuation report, in order to comply with the OJK Capital Market regulations, not for taxation, banking, and not for other forms of transaction plans.

The objective of the valuation is to conduct a business valuation for the purpose of transactions in a public company.

4.	Assumptions and Limiting Conditions

Assumptions

This Valuation Report is a non-disclaimer opinion based on a review of the documents used in the valuation process, data and information obtained from the Company's management, and other reliable sources.

This Valuation report is prepared using financial projections prepared by the Company's management, reflecting the fairness of the projections and their ability to be achieved (fiduciary duty).

KJPP RSR is responsible for conducting an analysis and appraising the financial projections prepared by the Company's management. KJPP RSR is responsible for the opinions generated in the valuation report.

The valuation report is open to the public, except for confidential information that may affect the Company's operations.

KJPP RSR has obtained information on the legal status of the valuation object from the Company.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

Limiting Conditions

Considering that the IndiHome Business Segment is part of the Company, the IndiHome Business Segment does not have a separate audited financial statement. Therefore, in conducting historical analysis, KJPP RSR relies on the working papers prepared by the Company for the period ending December 31, 2020 – December 31, 2022, which were reviewed by KAP Purwantono Sungkoro & Surja using SAE 3000 accounting standards.

This Business Valuation Report is open to the public; however, the publication of all or part of the report must be approved by the Company's management, given the possibility of confidential information that may affect competition and the Company's operations.

5.	Valuation Approach and Method

Based on the analysis conducted, the IndiHome Business Segment has good business prospects, where revenue factors are one of the main drivers of the Company's value. Therefore, the valuation is conducted using the income approach as the primary valuation approach. Considering that the IndiHome Business Segment is an ongoing business and information related to comparable companies for similar businesses is available, KJPP RSR applies the market approach as the second valuation approach.

Based on the above valuation approach and method, to summarize, the Indicated Market Value of IndiHome Business Segment by applying the DCF method from revenue approach is Rp87,529,000,000,000 with a weight of 70% and by applying the GCM from market approach is Rp54.275.000.000.000 with a weight of 30%. By applying the Marketability Discount (Discount for Lack of Marketability - DLOM) of 25%, The Market Value of IndiHome Business Segment as per December 31, 2022 after the weighting and DLOM is amounting to Rp58,165,000,000,000.

KJPP RSR does not apply the asset approach in this valuation, considering that most of the fixed assets needed to support the IndiHome Business Segment are not transferred and are still managed by the Company.

The approach and valuation method mentioned above are considered by KJPP RSR as the most appropriate to be applied in this assignment.

6.	Conclusion of Value

The Market Value of IndiHome Business Segment as of December 31, 2022, using the income and market approach, is Rp58,165,000,000,000.

B.	SUMMARY OF VALUATION OF 100% SHARES OF PT TELEKOMUNIKASI SELULAR AND ITS SUBSIDIARIES SHARES

KJPP RSR as the independent appraiser to conduct business and stock valuation and provide an opinion on the fairness of the Company's Proposed Transaction.

The following is a summary of the valuation report on the object of the Proposed Transaction as set forth in the Share Valuation Report of PT Telekomunikasi Selular and Subsidiaries No. 00040/2.0095-00/BS/09/0269/1/IV/2023 dated April 5, 2023 and Shares Valuation Report of PT Telekomunikasi Selular and Subsidiaries No. 00048/2.0095-00/BS/09/0269/1/V/2023 dated May 19, 2023 signed by Rudi M. Safrudin, MAPPI (Cert), No. STTD.PB-23/PM.2/2018.

1.	Party Identity

Please refer to section II.C for identity information of the Company and Telkomsel.

2.	Valuation Object

The object of this Valuation is 100% Shares of Telkomsel and Subsidiaries.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

3.	Purpose and Objective of Valuation

The purpose of this valuation is to estimate the market value of 100% Shares of Telkomsel and Subsidiaries as of December 31, 2022 in connection with the Proposed Transaction, as described in the valuation report in order to fulfill the provisions of OJK Capital Market regulations, not for taxation, banking and not for other forms of transaction plans.

4.	Cut-Off Date

31 December, 2022

5.	Assumptions and Limiting Conditions

Assumptions

This valuation report is a non-disclaimer opinion based on the review of documents referred in the valuation process, data and information obtained from the Company's, Telkomsel's management and other sources that can be trusted.

This valuation report is prepared using financial projections prepared by Company's and Telkomsel's management by reflecting the fairness of the projections and their achievability (fiduciary duty).

KJPP RSR is responsible for the implementation of analysis, assessment of financial projections prepared by Company's and Telkomsel's management. KJPP RSR is responsible for the opinion generated in the valuation report.

The valuation report is open to the public, unless there is confidential information that may affect the operations of the Company and Telkomsel.

KJPP RSR has obtained information on the legal status of the object of valuation from the Company.

Special Assumptions

Based on the information from the Company's management through a statement letter on the amount of TSEL dividend distribution for the 2022 fiscal year No. Tel.48/UM 000/COP-K0000000/2023 dated April 5, 2023, Telkom and Singtel plan to withdraw dividends from TSEL before the Transaction. The dividend distributed is a dividend on net income after taxes for the TSEL fiscal year that has been normalized at Rp21,166,836,013,177. In the statement letter, the dividend to be distributed is Rp20,108,494,212,518 or 95% of the net income adjusted after taxes for the TSEL fiscal year.

This dividend distribution plan will affect the 100% Market Value of TSEL Shares and its Subsidiaries. Therefore, this valuation is done using the assumptions mentioned above..

Limiting Conditions

Considering that the audited financial statements for Telkomsel's subsidiaries for the period ended December 31, 2022 are not available, therefore in analyzing the historical of Telkomsel's subsidiaries, KJPP RSR have relied on internal financial statements prepared by the respective management of each Telkomsel’s subsidiary.

Additionally, KJPP RSR have not evaluated Telkomsel's investments in Bridge Mobile Alliance and PT Telkomsel Mitra Inovasi (“TMI”), collectively referred to as “Unvalued Objects”, due to the unavailability of financial statements for the Unvalued Objects as of the valuation date. Therefore, KJPP RSR have used the book value of the Unvalued Objects in the valuation of Telkomsel's and its subsidiaries' shares.

This Valuation Report is open to the public, but the publication of all or parts of the report must be approved by the Company's management, considering the possibility of confidential information that may affect the Company's competition and operations.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

6.	Approach and Method of Valuation

To determine the market value of 100% shares of Telkomsel and Subsidiaries, KJPP RSR uses the Sum of The Parts (SOTP) method so that it is necessary to first estimate the indicative market value of Telkomsel as a standalone and the indicative market value of each subsidiary as of December 31, 2022.

a.	In estimating the market value of Telkomsel on a standalone basis, KJPP RSR applied the Discounted Cash Flow (DCF) method with Free Cash Flow to Firm (FCFF) and market approach with Guideline Publicly Traded Company Method (GPTCM).
b.	In estimating the standlone market value of Indico on standalone basis, KJPP RSR applied the the Adjusted Net Assets Method (ANAM).
c.	In estimating the market value of Indico’s subsisiaries, namely Fita, Kuncie and MajaMojo, KJPP RSR applied the Discounted Cash Flow (DCF) method with Free Cash Flow to Firm (FCFF) and market approach with Guideline Publicly Traded Company Method (GPTCM).
d.	In estimating the market value of Finarya as a standlone and its subsidiary iGrow, KJPP RSR applied the Discounted Cash Flow (DCF) method with Free Cash Flow to Firm (FCFF) and market approach with Guideline Publicly Traded Company Method (GPTCM).
e.	In estimating the market value of TMI, KJPP RSR uses the Adjusted Net Assets Method (ANAM).

Based on the above valuation approach and method, to summarize, TSEL (Parent) contributes 99,33% of the Share Market Value of TSEL and Subsidiaries. The shares of TSEL (Parent) were valued using the DCF method from the revenue approach, which amounts to Rp346,803 billion weighted at 70%, and the GCM from the market approach, which amounts to Rp517,221 billion weighted at 30%.

By applying the Marketability Discount (Discount for Lack of Marketability – “DLOM”) of 20%, TSEL (Parent)’s Shares Market Value as per December 31, 2022 after the weighting and DLOM is amounting to Rp318,342.55 billion.

While 0,67% of Shares Market Value of TSEL and Subsidiaries comes from TSEL’s subsidiaries contribution, where such TSEL subsidiaries have different operational status, namely having operational activities and not having operational activities (holding company).

For subsidiaries with operational activities, we applied the revenue and market approach where the weight given for revenue approach is higher (70% - 90%) based on the operational phase of the subsidiaries. While for holding companies, we only applied the assets approach.

By applying the Marketability Discount (Discount for Lack of Marketability – “DLOM”) of 30% for subsidiaries and DLOC of 30% for subsidiaries with non-controlling ownership, the total Shares Market Value of TSEL Subsidiaries as per December 31, 2022 after the weighting of DLOM and DLOC is amounting to Rp2,136.55.

Based on the Shares Market Value of TSEL (Parent)’s and TSEL Subsidiaries above, the total Shares Market Value of TSEL and Subsidiaries based on SOTP method, after the weighting, DLOM, and DLOC is amounting to Rp320.479.000.000.000 (rounded).

7.	Conclusion of Value

The Market Value of 100% Shares of Telkomsel and Subsidiaries as of December 31, 2022 by applying the SOTP method and Special Assumption is Rp320,479,000,000,000.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

C.	SUMMARY OF THE FAIRNESS OPINION REPORT ON THE PROPOSED TRANSACTION FOR THE SEPARATION OF THE INDIHOME BUSINESS SEGMENT TO TELKOMSEL AND THE INCREASE IN SHARE OWNERSHIP IN TELKOMSEL AS WELL AS THE PROPOSED TRANSACTION RELATED TO SUPPORTING THE OPERATIONAL ACTIVITIES OF THE INDIHOME BUSINESS SEGMENT

KJPP RSR as the independent appraiser to conduct business and share valuation and provide an opinion on the fairness of the Company's Proposed Transaction.

The following is a summary of the fairness opinion report on the Proposed Transaction based on Report No. 00041/2.0095-00/BS/09/0269/1/IV/2023 dated April 6, 2023 and Fairness Opinion Report on the Proposed Transaction No. 00049/2.0095-00/BS/09/0269/1/V/2023 dated May 19, 2023, signed by Rudi M. Safrudin, MAPPI (Cert), No. STTD.PB-23/PM.2/2018. :

1.	Parties to the Proposed Transaction

Please refer to section II.C for identity information of the Company and Telkomsel.

2.	Object of Valuation

The object of the Transaction analyzed in this report is the Company's plan to conduct the Spin-Off of IndiHome Business Segment from the Company to Telkomsel which will be followed up with Related Transactions in the form of providing infrastructure, devices, professional services and supporting network capacity as well as providing fixed broadband core and IT system services from the Company to Telkomsel.

3.	Objective and Purpose of the Valuation

The purpose of the Fairness Opinion Report is to provide an opinion on the fairness of the Company's plan to separate the IndiHome Business Segment from the Company to Telkomsel which will be followed up with Related Transactions in the form of providing infrastructure, devices, professional services and supporting network capacity as well as providing fixed broadband core and IT system services from the Company to Telkomsel, as defined in the report in order to fulfill the provisions of POJK 17/2020, not for taxation, banking and not for other forms of transaction plans.

Based on the information from the Company’s management, the Proposed Transaction is a Material Transaction that contains Affiliated Transaction of the Company which requires approval from Independent Shareholders in the GMS based on Article 6 paragraph (1) letter (d) and Article 14 of POJK 17/2020 and Article 4 paragraph (1) letter (d) of POJK 42/2020.

Based on Article 24 paragraph (1) of POJK 42/2020, Based on Article 24 paragraph (1) POJK 42/2020, in the event that the Affiliated Transaction meets the criteria for material transactions as referred to in the OJK Regulation regarding material transactions and changes in business activities, Public Companies are only required to fulfill the provisions of the OJK Regulation regarding material transactions and changes in business activities (POJK 17/2020). Thus, to fulfill the provisions in POJK 17/2020, the Company has appointed RSR as an Independent Appraiser to provide a Fairness Opinion on the Proposed Transaction as informed above for the shareholders of the Company.

4.	Cut-Off Date

31 December, 2022

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

5.	Limiting Conditions and Key Assumptions

The Fairness Opinion Report is a non-disclaimer opinion, KJPP RSR has reviewed the documents used in the process of preparing the fairness opinion, data and information obtained from both the Company's management and other sources that can be trusted for accuracy.

The Fairness Opinion Report is prepared using Financial Projections prepared by the Company's management by reflecting the fairness of the projections and their achievability (fiduciary duty).

KJPP RSR is responsible for analyzing the fairness of financial projections prepared by the Company's management. KJPP RSR is responsible for the opinion generated in the Fairness Opinion Report.

The Fairness Opinion Report is open to the public, unless there is confidential information that may affect the Company's operations.

KJPP RSR has obtained information on the legal status of the Fairness Opinion object from the Company.

6.	Approach and Method of Valuation
a.	Transaction analysis: identification of the parties involved in the transaction, analysis of the terms and conditions of the agreements and analysis of the benefits and risks of the transaction;
b.

Qualitative analysis: analysis of the background of the transaction, brief description of the Company and its business activities, industry analysis, operational analysis, business prospects, benefits and disadvantages of the transaction;

c.	Quantitative analysis: historical performance analysis, financial projection analysis, pro forma financial statement analysis and incremental analysis;
d.

Analysis of other relevant factors, in the form of analysis of relevant costs and revenues, relevant non-financial information, decision-making procedures by the Company and other material matters that can provide confidence in providing a fairness opinion;

e.	Analysis of the fairness of the transaction price;
7.	Analysis on Fairness
a.	Summary of the Company’s financial data based on the Company’s Consolidated Financial Report for the years ended on 31 December, 2017 – 31 December, 2022 that has been audited by KAP Purwantoro, Sungkoro & Surja with fairness opinion in every material subjects. Revenue of the Company and its Subsidiaries throughout 2018-2022 on a Compound Annual Growth Rate (CAGR) basis experienced a fluctuating increase of 3.02%. Operational maintenance expenses, and telecommunication services of the Company on a consolidated basis experienced a fluctuating decline at a CAGR of 3.37%. The Company’s EBITDA on a consolidated basis experienced a fluctuating increase at a CAGR of 7.49%. And the Company’s current year profit on a consolidated basis experienced a fluctuating increase at a CAGR of 0.64%. The Company’s total assets on a consolidated basis throughout 2018-2022 experienced a fluctuating increase at a CAGR of 9.10% and the Company’s consolidated total equity throughout 2018-2022 experienced a fluctuating increase at a CAGR of 6.21%.
b.	Projection analysis of the Company’s Finance With and Without Proposed Transaction for 2023-2027: By the implementation of the Proposed Transaction, the Company’s Revenue is projected to increase, where at the end of the projection period, on 2027, by conducting the Proposed Transaction, is projected in the amount of Rp191,59 trillion and without conducting the Proposed Transaction amounting to Rp189,29 trillion. The increase occurs due to commercial synergy, and additional revenue due to Company refocusing to B2B segment and Telkomsel to B2C segment. The Company’s costs and expenses are projected to decrease, where at the end of the projection period, on 2027, by conducting the Proposed Transaction, the Company’s costs and expenses are projected to be Rp92.26 trillion and without conducting the Proposed Transaction amounting to Rp93.58 trillion. The decrease of the Company’s costs and expenses is due to costs efficiency

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

between Telkomsel and IndiHome Business Segment. Costs efficiency occurs due to the unification of marketing and selling campaign, call center integration, information technology application optimation, potential increase of CDN capacity, and utilization of shared assets. By conducting the Proposed Transaction, the aggregate total assets are projected to be lower than without conducting the Proposed Transaction, which from Rp341.75 trillion to Rp338.82 trillion by conducting the Proposed Transaction on 2027, which among others originates from the decrease of the Company’s fixed assets. By conducting the Proposed Transaction, the aggregate total liabilities are projected to be lower than without conducting the Proposed Transaction, which from Rp126.57 trillion to be Rp117.31 trillion on 2027, which among others originates from the decrease of the Company’s long-term loan and trade payables. By conducting the Proposed Transaction, the Company’s total equity for 2023-2027 are projected to increase due to the Company’s retained earnings and non-controlling interests that has been increased due to the increase of the Company’s net profit. Where at the end of the projection period, on 2027, by conducting the Proposed Transaction projected to be Rp221.52 trillion and without conducting the Proposed Transaction amounting to Rp215.17 trillion.
c.	The fairness analysis was conducted on:
i.	The comparison of Spin-Off Plan Price to the business market price of IndiHome Business Segment per 31 December, 2022;

ii.	Comparison of the Shares Increase Plan Price to the shares market price of Telkomsel.

iii.	Comparison of cash capital deposit by SingTel to the shares market price of Telkomsel

iv.	Comparison of the market price of IndiHome Business Segment per 31 December, 2022 to the market price of the increase in the number of shares of the Company in Telkomsel

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

With the comparison result of IndiHome Business Segment Market Value and Telkomsel’s Shares Market Value from the Independent Appraiser towards the Price of Proposed Transaction, therefore the Proposed Transaction is fair because the Price of Proposed Transaction is within the range of reasonableness of the upper limit of the Market Value of 7.5% in accordance with POJK 35 Article 48(b).

8.	Conclusion

By considering the fairness analysis of the transaction which includes analysis of the transaction plan, qualitative analysis and quantitative analysis, analysis of the fairness of the transaction price and other relevant factors, in the opinion of KJPP RSR, this transaction is Fair.

VIII. PLANS FOR MANAGEMENT AND EMPLOYEES

The Spin-Off of IndiHome Business Segment to Telkomsel shall still be carried out with due regard to the rights and obligations and status of the Company’s employees in IndiHome Business Segment based on the applicable laws in Indonesia and regulations and the Company’s internal policies, including on the transfer and mobility of employees from the Company to Telkomsel (transfer & mobility) as many as 850 employees as per the Effective Date of Spin-Off, as well as arrangements related to the scope, procedures and rights and obligations of the Company and Telkomsel in connection with the transfer and mobility of employees. In the event of objections from the Company's employees, the Company will be responsible for making payment of wages and other employee rights.

The announcement regarding the implementation of the Spin-Off has been delivered in writing to all employees of the Company on April 6, 2023. As of the date of this Amendment and/or Additional Disclosure of Information, the Company did not receive any objections from the Company’s employees in relation to the IndiHome Business Segment Spin-Off.

IX. SETTLEMENT OF RIGHTS AND OBLIGATIONS TO CREDITORS

In accordance with the prevailing laws and regulations in Indonesia, the Company has announced the Summary of Spin-Off Plan and Disclosure of Information in Harian Terbit published on April 6, 2023, which date does not exceed 30 (thirty) days prior to the notice of the Company's GMS in accordance with the provision of Article 127 paragraph (2) of Company Law.

If within a period of no later than 14 (fourteen) days after the announcement in the newspaper mentioned above (“Creditor’s Objection Period”) there are no creditors of the Company who object or disagree to this Spin-Off plan, then in accordance with the provisions of Article 127 Paragraph (5) of the Company Law, the creditors shall be deemed to have accepted and approved the implementation of this Spin-Off.

Until the expiration of the Creditor Objection Period, no creditor of the Company has filed an objection to the Spin-Off plan.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

X. NOTIFICATION TO CUSTOMERS

In accordance with the prevailing laws and regulations in Indonesia, assets and liabilities relating to IndiHome Business Segment, including some of the agreements or contracts with third parties which have been signed by the Company in respect with the IndiHome Business Segment, shall be automatically transferred by operation of law to Telkomsel after the Spin-Off becomes effective, which is on July 1, 2023. This also includes contracts with IndiHome Business Segment customers.

Therefore, as per July 1, 2023, Telkomsel will become the provider of IndiHome services that will be more integrated, become the party to the contract with the customers of IndiHome Business Segment, and become the controller of IndiHome Business Segment customers’ personal data. This notification to customers is also made to fulfill the provision of Article 48 (1) Law Number 27 of 2022 on Personal Data Protection.

During this integration process, customers may continue to enjoy IndiHome services without having to change their device or system configurations. It can also be ensured that there will be no immediate impact on all IndiHome services and they will continue to run without connection disruption or any additional charges in respect with this Spin-Off.

As per July 1, 2023, because Telkomsel will become the provider of IndiHome services, all communication, inquiries, comments, and complaints submitted by IndiHome Business Segment customers should be addressed to Telkomsel.

XI. SETTLEMENT OF THE MINORITY SHAREHOLDERS RIGHTS

In accordance with Article 62 paragraph (1) of the Company Law, each shareholder shall have the right to request the Company to buy-back its shares at a reasonable price if the relevant shareholder does not approve of the Company’s actions which shall be detrimental to the shareholders or the Company in the form of, among others, spin-off, which results in the losses for the Company or any relevant shareholders. The share buy-back must be carried out with due observance of the provisions in Article 37 paragraph (1) of the Company Law which states that the share buy-back shall not cause the net worth of the Company to be less than the total issued capital plus mandatory reserves and the total nominal value of all share buy-back by the Company may not exceed 10% (ten percent) of the Company’s issued capital. The Company’s shareholders will authorize the Company’s Board of Directors to determine the procedures and implementation of the process. Based on Article 62 paragraph (2) of the Company Law, in the event that the requested share buy-back exceed 10% (ten percent) of the issued capital in the Company, the Company is obliged to ensure that the remaining shares are purchased by any third party.

The Company’s public shareholders who are given the opportunity to request for any share buy-back by the Company are those who: (i) have their name recorded in the Company’s Register of Shareholders on May 5, 2023, which shall be 1 business day before the date of invitation to the GMS; (ii) have voted against in the GMS; and (iii) have submitted the declaration of intent to sell shares in accordance with the established procedure. If there are any shareholders of the Company who request for any share buyback by the Company, but (i) their names are not recorded in the Register of Shareholders of the Company on May 5, 2023; or (ii) are not disapproving shareholders as recorded in the voting at the GMS; atau (iii) have not submitted any declaration of intention to sell shares in accordance with the established procedure, then the shareholders shall not be entitled to request for any share buy-back by the Company. The shareholders who request for share buy-back shall be required to show the proof of their legal ownership of the shares of the Company and sufficient evidence that the spin-off shall be detrimental to the relevant shareholders or shall be detrimental to the company. The Company shall buy shares from the shareholders that requests their shares to be bought by the Company with the average price of the closing price in BEI for 90 (ninety) calendar days before the announcement of Spin-Off Plan and Disclosure of Information to the Public regarding the Spin-Off of IndiHome Business Segment Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk published in Harian Terbit Newspaper dated April 6, 2023.

In accordance with the provisions of Article 7 POJK No. 30/2017, the Company will submit information disclosure in connection with the implementation of the share buyback.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

XII. GENERAL MEETING OF INDEPENDENT SHAREHOLDERS

XIV. RAPAT UMUM PEMEGANG SAHAM LUAR BIASA

The Proposed Transaction is a Material Transaction that contains Affiliated Transaction which requires approval from shareholders in the Independent GMS in accordance with the terms under POJK 17/2020. Independent GMS to approve the Proposed Transaction shall be held on May 30, 2023 as the Fifth Agenda of the meeting. Shareholders who are entitled to attend the Independent GMS are Independent Shareholders registered in the Company's Register of Shareholders and/or holders of securities sub-accounts at the close of share trading on the Stock Exchange on May 5, 2023 or their authorized representatives with a power of attorney.

Attendance Quorum and Resolution of Independent GMS

Referring to the Company's Articles of Association and POJK 15/2020 and Article 14 POJK 17/2020, the attendance quorum and decision quorum of the GMS for this agenda is attended by more than 1/2 (one-half) of the total number of shares with valid voting rights owned by Independent Shareholders.

The resolution of the Independent GMS are valid if approved by more than 1/2 (one-half) of all shares with valid voting rights owned by Independent Shareholders.

Second Meeting

In the event that the attendance quorum is not reached, the second GMS can be held if it is attended by more than 1/2 (one-half) of the total shares with valid voting rights owned by Independent Shareholders and the GMS resolution is valid if approved by more than 1/2 (one-half) of the total shares with valid voting rights owned by Independent Shareholders present at the GMS.

Third Meeting

In the event that the attendance quorum at the second GMS is not fulfilled, the third GMS may be held provided that the third GMS shall be valid and shall have the right to make decisions if the GMS is attended by Independent Shareholders of the share with valid voting rights fulfilling the attendance quorum as determined by the OJK at the request of the Company.

The resolution of the third GMS shall be valid if approved by the Independent Shareholders representing more than 50% (fifty percent) of the shares owned by the Independent Shareholders present in the meeting.

Requirements of Independent GMS

Independent Shareholders that are physically present are required to fill out the Independent Declaration Form and sign it on a Rp10,000 stamp duty. The form can be downloaded on the Company's website at https://telkom.co.id/sites/about-telkom/id_ID/page/ir-rups-134. The form must be submitted before the meeting takes place.

In the event that until the Meeting is opened by the Chairman of the Meeting, the Shareholder that are physically present has not submitted the Independent Declaration Form, then the Shareholder cannot vote on the Fifth Agenda.

Notwithstanding the above provisions and the requirements under the prevailing laws and regulations, if a Shareholder who does not submit the Independent Declaration Form continues to vote on the Fifth Agenda, such Shareholder shall be deemed to have agreed and declared himself/herself to be an Independent Shareholder and if in the future it is proven that such facts and/or statements are untrue, the person concerned may be subject to sanctions in accordance with the provisions of laws and regulations.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

XIII. GENERAL MEETING OF SHAREHOLDERS (SPIN-OFF APPROVAL AGENDA)

GMS to approve the Spin-Off plan shall be held on May 30, 2023 as the Sixth Agenda of the meeting. As a note, the Sixth Agenda will be discussed if the Company has obtained the approval from the Independent Shareholders on the Fifth Agenda. In accordance with Article 25 paragraph (6) of the Company's Articles of Association, the Spin-Off may only be carried out based on the GMS resolution with the provisions that the GMS is attended by the shareholders of Dwiwarna Series A (The Republic of Indonesia) and other shareholders and/or their legal representative who collectively represent at least 3/4 (three-quarters) of the total number of shares with valid voting rights and approved by the shareholders of Dwiwarna Series A and other shareholders and/or their legal representative who collectively represent at least 3/4 (three-quarters) of the total number of shares with the total votes present at the GMS. Shareholders who are entitled to attend the GMS are shareholders registered in the Company's Register of Shareholders and/or holders of securities sub-accounts at the close of share trading on the Stock Exchange on May 5, 2023 or their authorized representatives with a power of attorney.

Second Meeting

In the event that the attendance quorum is not reached, the second GMS shall be held and shall be declared valid if attended by shareholders of Dwiwarna Series A and other shareholders and/or their legal representative that collectively represents at the minimum of 2/3 (two-thirds) of the total shares with valid voting rights and such resolution shall be approved by the shareholder holding Dwiwarna Series A and other shareholders and/or their legal representative that collectively represent more than 3/4 (three-quarters) of the total votes present at the GMS.

Third Meeting

In the event that the attendance quorum at the second GMS is not fulfilled, the third GMS may be held provided that the third GMS shall be valid and shall have the right to make decisions if the GMS is attended by shareholders of Dwiwarna Series A and other shareholders and/or their legal representatives collectively in the attendance quorum and terms of decision-making as determined by the OJK at the request of the Company.

XIV. ESTIMATED SCHEDULE RELATED TO THE SPIN-OFF

Activities		Date
Announcement of the Spin-Off Plan and Disclosure of Information in National Newspaper	:	April 6, 2023
Announcement of the Spin-Off Plan to the Employees of the Company	:	April 6, 2023
Deadline for Submitting Any Objections by Creditors	:	April 20, 2023
Announcement of the GMS	:	April 6, 2023
Notice of GMS	:	May 8, 2023
GMS	:	May 30, 2023
Announcement of GMS Result	:	June 5, 2023
The Signing of the Deed of Spin-Off	:	June 30, 2023

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

XV. LEGAL IMPACT OF THE SPIN-OFF

The Company shall separate the IndiHome Business Segment in accordance with Article 135 paragraph (1) letter (b) of the Company Law by transferring the IndiHome Business Segment to Telkomsel and Telkomsel shall accept the separation, and subsequently Telkomsel shall issue new shares in the name of the Company.

Accordingly, since the Spin-Off Effective Date:

1.	All operations, businesses, activities and business activities related to the IndiHome Business Segment are transferred by operation of law to, and to be conducted by Telkomsel for the benefit, loss and liability of Telkomsel as the transferee of the IndiHome Business Segment as a result of the Spin-Off.
2.	All transferred assets included in the IndiHome Business Segment shall automatically be transferred by operation of law to Telkomsel.
3.	All legal obligations owed and incurred by Telkom to any party included in the IndiHome Business Segment shall pass by operation of law to Telkomsel including but not limited to obligations to the government of the Republic of Indonesia (both central and regional), creditors or other financing institutions, shareholders, employees and other parties.
4.	The handling or settlement of any matter that may arise after the Spin-Off Effective Date relating to the IndiHome Business Segment (including matters concerning all reasonable costs incurred in handling such matter) will be conducted in accordance with the agreement in the Conditional Spin-Off Agreement.

XVI. BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS STATEMENT

The Board of Directors and Board of Commissioners of the Company hereby state that the Proposed Transaction is a Material Transaction and Affiliated Transaction and the Proposed Transaction does not contain any conflict of interest as referred to in POJK 42/2020.

The Board of Directors and Board of Commissioners of the Company, individually or collectively, are responsible for the completeness and accuracy of all information or material facts contained in the Spin-Off Plan and Disclosure of Information and confirm that the information disclosed is correct and that there are no undisclosed material facts that could make this information misleading.

Un-official translation

In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Indonesian language version shall prevail.

XVII. ADDITIONAL INFORMATION

This Amendment and/or Additional Disclosure of Information is made for the benefit of the Company's shareholders, Company’s employees, public, and interested parties, and can be obtained at the Company's office at Telkom Landmark Tower, 39th floor Jl. Jendral Gatot Subroto Kav. 52 South Jakarta, starting from the date of announcement of the Summary of Spin-Off Plan and Disclosure of Information in a daily newspaper until the date of the Company's GMS regarding the approval of the Proposed Transaction is held.

If there is any inquiry to this Amendment and/or Additional Disclosure of Information, please submit it in writing to the Company addressed to:

Investor Relation

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Telkom Landmark Tower, 39-th floor Jl. Jendral Gatot Subroto Kav. 52 Jakarta Selatan

Telephone No.: +62 21 5215109

E-mail: investor@telkom.co.id

Thus, this Amendment and/or Additional Disclosure of Information is made to fulfill the provisions of the prevailing regulations.

Bandung, May 26, 2023

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Board of Directors

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